SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2010

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
 (Translation of registrant's name into English)

2 Amal Street, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto and incorporated by reference herein is an unofficial English translation of the application and its appendices that Alon Holdings Blue Square - Israel Ltd. ("BSI") submitted to the Israeli court on May 31, 2010, including relevant supplemental material that has been submitted, to approve the distribution of a dividend to its shareholders, not out of profits, in the amount of NIS 800 million (representing a dividend of approximately NIS 12.32 per share, subject to change based on the number of shares outstanding on the record date for the dividend). The attachments were filed today by BSI with the Israeli Securities Authority on the Magna system.

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Alon Holdings Blue Square - Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing in the region, Alon Holdings Blue Square - Israel Ltd. currently operates 207 supermarkets under different formats, each offering varying levels of service and pricing.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  our ability to compete effectively against low-priced supermarkets and other competitors; the effect of the recession in Israel on the sales in our stores and on our profitability; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2009.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

This Form 6-K is hereby incorporated by reference into Alon Holdings Blue Square - Israel Ltd.'s Registration Statement on Form S-8 (Registration No. 333-149175).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2010	ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.

By:
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

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Unofficial translation

In the Petach Tikvah Central District Court

In the matter of:	Distribution according to section 303 of the Companies Law, 5759-1999 (hereinafter:”the Companies Law”)

And in the matter of:	Blue Square Israel Ltd.
(hereinafter: "the Company" or "the Applicant")
A public company, whose number at the Registrar of Companies is: 52-00428-47 of 2 Haamal Street, Afek Industrial Zone,
Rosh Haayin 48092

Through counsel Advocate David Hodak and/or Advocate Ofer Hanoh and/or Advocate Yigal Binyamini and/or Advocate Ravid Aharoni and/or any lawyer of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., of 1 Azrieli Center, Round Tower, Tel Aviv 67021

Tel: 03-6074444; Fax: 03-6074422
Applicant

Application according to section 303 of the Companies Law

Pursuant to the power vested in the Honorable Court according to section 303 of the Companies Law, the Honorable Court is petitioned to authorize the Applicant to effect a cash dividend distribution to its shareholders in the sum of NIS 800 million, where such distribution does not fulfil the "profit criterion" within the meaning of the Companies Law (hereinafter "the Distribution"), subject to the completion of the transaction detailed below (hereinafter: "the Transaction") pursuant to that stated in the Application.

The following are the grounds of the Application:

1.	Introduction

1.1	The Companies Law lays down the normative framework for a dividend distribution by a company.

1.2
Section 302 of the Companies Law provides that a company may effect a distribution out of its profits (the profit criterion), provided that no reasonable concern exists that the distribution would deprive the company of its ability to meet its existing and expected commitments when they fall due (the repayment ability test).

1.3
Section 303 of the Companies Law provides that the Court may, at the request of a company, grant a company an approval to make a distribution that does not fulfil the profit criterion provided that it is satisfied that the repayment ability test is fulfilled.

1.4
Pursuant to the foregoing, the Honorable Court is petitioned to grant the Applicant approval to effect a cash dividend distribution to its shareholders where such distribution does not fulfil the profit criterion within the meaning of the Companies Law, although in these circumstances, no reduction of the Company’s equity capital is expected.

Unofficial translation

1.5
The Distribution sought is combined with a transaction in which the Company will purchase from its controlling shareholder, Alon Israel Oil Company Ltd., (hereinafter: “Alon”), the latter’s holdings in Dor Alon Energy in Israel (1998) Ltd., (hereinafter: “Dor Alon”) in consideration of an allotment of shares of the Company to Alon. Since, in the framework of the Transaction, Alon will transfer to the Applicant all the Dor Alon shares that it holds, and in exchange the Applicant will allot to Alon shares of the Applicant in a manner whereby after the allotment, Alon’s direct or indirect holdings in the Applicant will increase, the Transaction is tantamount to the making of an investment in the capital of the Company.

1.6
As the Distribution that is sought is subject to the completion of such Transaction, the Company’s equity capital after completion of the Transaction is expected to significantly increase by the entire Market value of the Applicant’s shares that will be issued in the framework of the Transaction and in respect of rights that do not confer control, and which are imputed to the minority of Dor Alon, which is higher than the amount sought for distribution, so that even after the Distribution, the Applicant’s equity capital is expected to be higher than it is at present. In addition, the Applicant has liquid assets and a cashflow, as are expressed in its financial statements, which indicate its ability to meet its existing and expected commitments. Hence, no reasonable concern exists that the Distribution sought would deprive it of the ability to meet its present and expected commitments as they fall due.

2.	General

2.1	The Applicant

2.1.1	The Applicant is a public company registered in Israel, under no. 52-00428-47 at the Registrar of Companies.

2.1.2
The Applicant’s shares are traded on the Tel Aviv Stock Exchange Ltd., (hereinafter: “the TASE”) and on the New York Stock Exchange (hereinafter: “NYSE”). The Applicant’s shares are included in the TA-75 and TA-100 TASE Indices.

2.1.3
The Applicant publishes reports in Israel in the dual-listing format, according to Chapter E3 of the Securities Law, 5728-1968, i.e. its reports in Israel are filed according to the provisions of the U.S. Securities Laws, and the NYSE Rules.

2.1.4	The controlling shareholder of the Applicant is Alon, which holds by concatenation, through wholly-owned private companies, some 68.62% of the capital and voting rights.

2.1.5
The Applicant is one of the leading retail companies in Israel. The Applicant independently and through subsidiaries, operates five marketing chains that are deployed by a branch network of more than 200 branches throughout the country (under the brand names Mega, Mega Bair, Mega Bull, Shefa Shuk and Eden Briut Teva Market). The Applicant operates in the non-food arena through a subsidiary that operates by means of franchisees and independently, various chains at more than 260 points of sale (under the brand names(in transliteration): Cfar Hasha'ashuim, Dr. Baby, Na’aman, Vardinon, Hacol Be'Dollar, and Sheshet). In addition, the Applicant is active in the real estate field by means of a public subsidiary, Blue Square Real Estate Ltd., (hereinafter: “Blue Square Real Estate”).

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Unofficial translation

2.1.6
After completion of the Transaction described in section 3 hereof (and before the implementation of the Distribution that is sought in the present Application), the Applicant will, by Dor Alon, also carry on the business of setting up and operating filling stations with adjoining commercial centers, and independent convenience stores, and the marketing of fuel and other products, by means of filling stations and direct marketing to customers.

2.2	The Applicant’s share capital and holders thereof

2.2.1
As at the date of the filing of this Application, the Company’s authorized share capital is NIS 100 million, divided into 100 million ordinary shares of NIS 1 par value each (hereinafter: “Ordinary Shares”).

2.2.2
As at the date of the filing of this Application, the Company’s issued and paid-up share capital is NIS 44,692,274  divided into 44,692,274 Ordinary Shares, of which some 89,888 are dormant shares that are held by the Company.

2.2.3
The following are details regarding the holdings of interested parties in the Company (other than Alon) as of May 2010, to the best of the Applicant’s knowledge, according to information that was transmitted to it from them, or according to reports that have been filed with the Securities and Exchange Commission in the United States:

Menora Mivtachim Holdings Ltd., - some 8.8% of the issued share capital of the Company.

2.3	Composition of the Applicant’s equity capital

The following are details of the composition of the capital in the Applicant’s balance sheet (in NIS millions) (according to the Applicant’s consolidated balance sheet), that is included in the Applicant’s consolidated and audited financial statements as of December 31, 2009:

Composition of the capital	Data in NIS millions As of 31.12.2009
Share capital	57.4
Capital reserves	1,030.3
Other reserves	5.7
Negative surpluses	(65.0)
Rights conferring no control	193.4
Total*	1,221.8

* After the balance-sheet date, the Applicant distributed dividend in the sum of NIS 75 million, and acquired shares by buy-back, in the sum of NIS 4.3 million.

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Unofficial translation

As stated, the Distribution that the Honorable Court is petitioned to authorize is subject to the completion of the Transaction (as described below). Hence, the equity capital data that is relevant for making a decision on the present Application is the Applicant’s equity capital data that assumes the completion of the Transaction. The following is a breakdown of the composition of the capital in the Applicant’s balance sheet (in NIS mio) according to the Company’s proforma statement as of December 31, 2009, that is drawn as if the Transaction had been completed on such date, and before the Distribution that is being sought:

Composition of the capital	Data in NIS mio As of 31.12.2009
Share capital	77.8
Capital reserves*	1,929.3
Other reserves	5.7
Negative surpluses	(67.0)
Rights conferring no control**	338.1
Total	2,283.9

* The item mentioned is computed on the basis of the assumption that the TASE price of the Company’s shares on the date on which they will be issued in the framework of the completion of the Transaction is the price thereof on the Tel Aviv Stock Exchange as of May 23, 2010, that was NIS 45.23. The actual increase in the capital reserves as a result of the issue of the shares in the framework of the Transaction will be calculated according to the TASE price of the Company’s shares, on the date of the completion of the Transaction.

** The increase in the rights that confer no control has been calculated according to the value of the Dor Alon shares as of May 23, 2010. The actual increase will be calculated in accordance with the price of the Dor Alon share on the date of the completion of the Transaction.

3.	Background to the Application and the Transaction

3.1
Dor Alon is a public company whose shares are listed for trading on the TASE. Alon (the controlling shareholder of the Company) is the controlling shareholder of Dor Alon, and holds some 80.05% of the capital and voting rights in Dor Alon (fully-diluted: some 73.4% of capital and voting).

3.2
The Applicant entered into an agreement with Alon whereby Alon will transfer to Blue Square all the Dor Alon shares that it holds, as existing on the date of the completion of the Transaction, and which will be at a percentage that will constitute not more than 80.5% nor less than 80% of the issued and paid-up share capital of Dor Alon (not including treasury shares that are held by Dor Alon) (hereinafter: “the Transferred Shares”), and in exchange the Applicant will allot to Alon shares of the Applicant in a manner whereby after the allotment, Alon’s holding (directly or indirectly) in the Applicant will increase from some 68.62% to some 78.44% (based on the Company’s issued and paid-up share capital as of the date of the Application) (hereinafter: “the Transaction”). Completion of the Transaction is conditional on the fulfilment of the conditions precedent, the main thrust of which is set out in section 3.7 hereof, including approval by the Company's shareholders meeting.

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Unofficial translation

3.3	The following is a principal chart of the holding structure of the Company and of Dor Alon, prior to the implementation of the Transaction:

3.4	The following is a principal chart of the holding structure of the Company and of Dor Alon, after implementation of the Transaction:

3.5
After completion of the Transaction and prior to the Distribution, the Applicant’s equity capital is expected to increase by the entire Market value of the Applicant’s shares that will be issued in the framework of the Transaction (according to the stock exchange price thereof on the date of the issue) against receiving the Transferred Dor Alon Shares. The equity capital will increase by an amount estimated to be some NIS 1,062.1 million (of which some NIS 144.7 million in respect of rights that do not confer any control that are imputed to the minority in Dor Alon). This data is calculated based on the assumption that the stock exchange price of the Company’s shares on the date on which they are issued in the framework of the completion of the Transaction is the price thereof on the Tel Aviv Stock Exchange on May 23, 2010, which stood at NIS 45.23, and on the basis of the value of the Dor Alon shares as of May 23, 2010. The increase in the Applicant’s equity capital, after the completion of the Transaction will be calculated according to the stock exchange price of the Company’s shares on the date of the completion of the Transaction, and on the basis of the stock exchange price of the Dor Alon shares on the date of the completion of the Transaction.

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Unofficial translation

3.6
It should be noted that pursuant to the approval that has been received from the tax authorities, the Transaction is exempt from tax and the Applicant is required to comply with certain restrictions according to the Income Tax Ordinance in connection therewith, according to which, inter alia, the Applicant must hold immediately after the Transaction and for the duration of two years from the expiration of the fiscal year in which the Transaction will be completed, all the rights that will be transferred to it in Dor Alon on the date of the completion of the Transaction, save as stated in section 103T(c) of the Income Tax Ordinance.

3.7	The conditions precedent that have been set for completion of the Transaction are as follows:

3.7.1
Receipt of the approval of a general meeting of the Company’s shareholders to the Transaction and to the Distribution that is being sought in the present Application, according to section 275 of the Companies Law;

3.7.2	Receipt of the Honorable Court’s approval to this Application;

3.7.3
Receipt of the approval of the Antitrust Commissioner to the Transaction, to the extent this will be required. Note that the Company and Alon received approval from the Antitrust Commissioner whereby the parties will not be required to file notices of merger in respect of the Transaction, and from this it follows that such approval will not be required for the implementation of the Transaction;

3.7.4	Receipt of the TASE approval to list for trading the Company’s shares that will be allotted in the framework of the Transaction and receipt of the NYSE approval to the listing of those shares;

3.7.5	As at the date of the completion of the Transaction Alon will hold the Transferred Shares;

3.7.6
The consents and/or approvals that are required for Alon entering into the agreement, to the extent the same are required, will have been received by the date of the completion of the Transaction, and the notice by Alon according to which such approvals and consents have been received (to the extent the same are required) shall be deemed as the fulfilment of such condition precedent.

3.8
Subject to receiving the Honorable Court’s approval to this Application and subject to the completion of the Transaction mentioned, the Company seeks to effect the Distribution and distribute amongst its shareholders cash dividend in the sum of NIS 800 million. It is hereby stated that the Distribution sought will only be effected after the Transaction will have been completed, in consequence of which the Applicant’s equity capital will increase as stated in section 3.5 above.

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Unofficial translation

4.	The Distribution

The Distribution that is sought will be effected by means of a cash dividend distribution, as detailed below:

4.1	Cash Distribution

The Applicant will distribute amongst all its shareholders a cash sum amounting to NIS 800 million, by way of payment of dividend in cash.

4.2	Date of the Distribution

The Distribution will be effected shortly after the date on which the Court’s approval to the Distribution thereof will have been received, subject to completion of the Transaction.

4.3	The Distribution - to the Shareholders

The Distribution in cash will be to all the shareholders of the Company pursuant to the percentage of their holdings of the Applicant following completion of the Transaction.

4.4	Reduction in capital resulting from the Distribution

As the Distribution proposed does not prima facie fulfil the “profit criterion” as prescribed in the Companies Law, the implementation of the Distribution will require the making of a reduction of capital in the equity capital item of the Applicant’s balance sheet (as existing after the completion of the Transaction). The amount of the scheduled Distribution is the sum of NIS 800 million. Thus, the reduction of capital that will be required in respect of the Distribution will be the sum of NIS 800 million, in a manner whereby the components of the equity capital in the Applicant’s consolidated financial statements will change as detailed in the following table:

Components of capital	Data in NIS millions as of 31/12/2009 (prior to the making of the proposed Distribution and prior to completion of the Transaction)	Data in NIS millions had the Transaction been completed by 31/12/2009 (prior to the making of the Distribution)*	Data in NIS millions following completion of the Transaction and the making of the Distribution sought*
Share capital	57.4	77.8	77.8
Capital reserves	1,030.3	1,929.3	1,129.3
Other reserves	5.7	5.7	5.7
Negative surpluses	(65.0)	(67.0)	(87.5)
Rights conferring no control	193.4	338.1	338.1
Total	1,221.8	2,283.9	1,463.4
* As the change in the capital resulting from the completion of the Transaction will be calculated based on the stock exchange price of the Company’s shares that will be issued on the date of the completion of the Transaction, the data mentioned above are calculated on the basis of the price thereof on the TASE on May 23, 2010, which stood at NIS 45.23.

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Unofficial translation

5.	The Applicant’s sources of financing for effecting the cash Distribution

The payment in respect of the Distribution in the sum of NIS 800 million will be financed as follows: the sum of NIS 400 million will be paid out of the Company’s own resources; and the sum of NIS 400 million will be financed by means of new credit. In order to complete the picture it should be noted that Dor Alon (the company that is being acquired by the Applicant) has its own independent resources in the sum of approximately NIS 300.5 million, as of March 31, 2010.

6.	Meeting the repayment ability test - the Applicant’s ability to meet its commitments

The Applicant is of the opinion that the Distribution that is being sought does not create any reasonable concern that the Distribution that is being sought will deprive it of the ability to meet its existing and expected commitments when they fall due (hereinafter: “the Repayment Ability Test”), inter alia, on the grounds set forth below:

6.1	The Applicant’s creditors

As the major share of the Applicant’s liabilities are to suppliers, regular service-providers and an undertaking to repay credit that was received from certain institutional investors, the Applicant has no material creditors (as that term is defined in the Companies Regulations (Approval of a Distribution), 5761-2001 (hereinafter: “the Distribution Regulations”)) except for the Israel Discount Bank Trust Company Ltd., that acts as trustee for the Series A and B Bonds that were issued by the Company to institutional investors in Israel in 2003, and whose outstanding par value balance of the principal currently stands at NIS 207.5 million (hereinafter: “the Trustee” and “the Bonds”).

The Applicant has no secured creditors (as that term is defined in the Distribution Regulations).

6.2	Financial data and reasons of the Board of Directors

The Company’s Board of Directors examined the Company’s audited financial statements as of December 31, 2009, its existing and expected liabilities, as well as its existing and expected income, and the consequences of the Transaction. The Applicant’s Board further examined the Applicant’s ability to meet its commitments and an economic opinion that was prepared for the Company by Ernst & Young (Israel) Ltd., (hereinafter: “the Opinion”), that sets out the Company’s debts and liabilities, financial soundness and an analysis of the Company’s repayment ability taking into account the presented and expected cashflow of the Company, while addressing the Company’s condition and its financial statements mentioned above. The conclusion reached by the Opinion is that having regard to the present and expected cashflow and the Company’s financial soundness, from the standpoint of the balance sheet, the Distribution will not deprive the Company of the ability to meet its existing and expected commitments, when they fall due. The Opinion is attached to this Application as Appendix “A”.

On the basis of the foregoing, the Applicant believes that it meets the repayment ability test for purposes of implementing the Distribution and the reduction of capital, inter alia, in reliance on the following findings:

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Unofficial translation

6.2.1
The dividend distribution will not be made out of retained earnings, but out of the Company’s capital. Following completion of the Transaction, the Company’s equity capital is expected to significantly increase and exceed the amount that is designated for the Distribution, so that the Applicant will have a high equity capital, which, as of the date of the completion of the Transaction and the allotment of the shares, and before the making of the Distribution, is expected to total some NIS 2,283.9 million. As stated, the add-on to the equity capital results from the fact that in consequence of the completion of the Transaction, the Company will become the owner of some 80% of the issued share capital of Dor Alon (not including treasury shares that are held by Dor Alon). Following the implementation of the Distribution, the Company’s equity capital is expected to be higher than its equity capital prior to the making of the Transaction and the Distribution.

6.2.2
The Company expects that it will fulfil the repayment ability test on the basis of its presented and expected cashflow and its financial strength, as expressed in its financial statements. In particular, the volume of cash (including cash inherent in credit cards in the framework of customers receivables), the tradable securities and all the remaining current assets and the pace of the generation of cash that typifies the Applicant’s cash performance, as expressed in the financial statements, also indicates that there is no concern that the Applicant will encounter - on account of the Distribution - liquidity difficulties that will deprive it of the ability to meet its existing and expected liabilities, when they fall due.

6.2.3
The Company and Mega Retail Ltd., (a wholly-owned subsidiary) have liquid cash assets (cash and cash equivalents and managed securities portfolios) in a high financial volume amounting to some NIS 470 million, as of December 31, 2009. From such date until the date of the filing of this Application, no material change has occurred in that figure.

6.2.4
The Company’s financial liabilities consist of Bonds and tradable securities in the sum of approximately NIS 280 million (as of December 31, 2009) that were issued by it. Most financing activity in the Applicant’s group is made by subsidiaries of the group, and the securities, the liens and guarantees that have been given, are in the main, at the level of the subsidiaries only.

6.2.5
Pursuant to the financial statements that are imputed only to the Company as a parent company (without consolidation) and pursuant to the proforma statements, the Company has a current ratio larger than one between the current assets and the current liabilities, which indicates the Company’s ability to meet its commitments in the ordinary course of its business. Should the Company be in need of cash in order to meet its commitments, it will be able to partially realize one of its holdings and meet without difficulty the repayment ability test even after the making of the distribution. In addition, the Company expects that it will repay its financial liabilities by drawing cash from the subsidiaries in the group.

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Unofficial translation

6.2.6
As stated in the Opinion, an analysis of the financial ratios of the retail and fuel activity after the implementation of the Distribution indicates that the activity mentioned falls within the sample range of companies in the sector amongst international companies and that after reducing the capital, the financial soundness and repayment ability ratios of the activity will not be materially different to those of competing companies in the retail sector in the local market (Shufersal).

6.2.7
From the standpoint of the expected cashflow of the retail and fuel activity in the Group, and assuming the retention of a fixed debt level it appears that the financial balance sheet strength of the Group is not expected to be adversely affected and the Group is expected to be able to service the debt after the making of the Distribution. Similarly, a sensitivity analysis that was made in the Opinion shows that even if in the future, the Group will find it difficult to recycle its debts in full, the Company’s free cashflow after financing activities is expected to be positive and the Group is not expected to have any difficulty in servicing its debts.

6.2.8
As noted in the Opinion, it must be taken into account that due to current accounting policy, the equity capital data do not include a revaluation of the real estate that is owned by a consolidated subsidiary of the Applicant (Blue Square Real Estate), that is measured according to historic cost, and were it presented at fair value, would lead to an increase in the equity capital in a further amount of some NIS 450 million (including an increase in the rights that do not confer control, in the sum of NIS 97 million).

6.2.9
The Company has no secured creditors nor does it have any material creditors, except for the Trustee who also would not be a material creditor according to the Distribution Regulations, if this Application were being filed after the completion of the Transaction (as stated, the Distribution is subject to the completion of the Transaction).

6.2.10
The Applicant has received a legal opinion indicating that according to the law in the United States, subject as provided above in this Application and subject to the receipt of the Honorable Court’s approval to this Application, there is nothing to prevent the making of the Distribution. Such opinion is attached to this Application as Appendix “B”.

6.2.11
Note that in addition to everything stated above, the Company has a number of additional potential safety nets: (a) a reduction in the operating cost of the Company is expected as a result of the synergy inherent in the merger; (b) a dividend at the rate of 25% of the annual profit of Blue Square Real Estate, as well as the distribution of dividends as a result of and to the extent of a realization of assets in Blue Square Real Estate, will be added to the cashflow; (c) a possible realization of holdings in Blue Square Real Estate and/or in Dor Alon (subject to the tax restrictions resulting from the Transaction); (d) immediate alternative sources of finance that result from the credit card balances that may be charged or discounted.

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Unofficial translation

6.3
In light of all the reasons that have been set out above and since no reasonable concern exists that following the Distribution that is being sought the Applicant will not meet the repayment ability test, the Company, as a public company, whose securities are traded on the TASE and the NYSE, requests that its shareholders be enabled to exercise their right and receive the fruits of their investment, by means of receiving the dividend.

7.	Approval of the Distribution by the Applicant’s organs

The Company’s Audit Committee and the Board of Directors of the Applicant decided at their respective meetings of May 17, 2010, inter alia, to approve the Company’s entering into the Transaction and also to turn to file this application to the Court and to approve the making of the Distribution therein mentioned, subject to receiving the Honorable Court’s approval to this Application and subject to the completion of the Transaction. Note that completion of the Transaction as well as the making of the Distribution requested require also as stated, the approval of the shareholders meeting of the Company that has been convened by the Company.

8.	Notice to creditors

8.1
On the date of the filing of this Application (May 31, 2010) the Applicant published a notice to its creditors (hereinafter in this section called: “the Notice”) in two daily newspapers in Hebrew distributed in Israel, which contains all the particulars that are required pursuant to the Distribution Regulations. A copy of the wording of the Notice is attached hereto as Appendix “C”, and constitutes an integral part thereof.

8.2
Pursuant to the Distribution Regulations, the Company will send notice of the Application to the Trustee not later than three business days of the date of the filing of this Application, in the form attached to this Application as Appendix “D” and which constitutes an integral part thereof.

9.
This Application is supported by affidavit of Mr. Dror Moran, who serves as Vice-President and Chief Financial Officer of the Company. The affidavit is attached to this Application as Appendix “E” and constitutes an integral part thereof.

10.	It is just and equitable to accede to the Application.

On the basis of all the arguments detailed above, this Honorable Court is petitioned to accede to the Application and direct as petitioned at the head of the Application.

Ofer Hanoh, Advocate	Yigal Binyamini, Advocate
Counsel for the Applicant

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Appendix A

Unofficial Translation

Blue Square Israel Ltd.

Economic Opinion Regarding Examination of Solvency and Financial Strength in Respect of Capital Reduction in the Company

May 18, 2010

Ernst & Young (Israel) Ltd.. 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

Experts Opinion

A.	Name of expert –	Yaron Har Zvi, CPA, identity number 024288086

B.	Place of work –	Ernst & Young (Israel) Ltd. 3 Aminadav Street Tel Aviv

C.	Education and experience

Yaron Har Zvi, CPA – Undergraduate degree (B.A.) in Accounting and Business Administration from the College of Administration, Israel and he is a Certified Public Accountant in Israel.

Yaron is a Senior Partner and member of the management board of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global. He is the Israeli leader of the Transaction Advisory Services (TAS), the financial advisory department of Ernst & Young (Israel) Ltd., a member of the TAS Sub Area Leaders American Board and also a Member of Ernst & Young Global Valuation Group. Yaron has worked in Ernst & Young for 12 years, and has more than 15 years’ experience in the field. In the course of his work Yaron led projects related to leading companies in Israel and worldwide, including in the communication, retail, technology, financial, real estate and industrial sectors. During the years, he was involved in consulting for merger and acquisition (M&A) transactions worldwide, assistance to clients in preparation of financial and accounting due diligence, reorganization transactions, preparation of valuations for business and accounting purposes, and assisting Israeli and international companies in IPOs processes in London.

D.	The purpose of the opinion

We were requested by Blue Square Israel Ltd (“Blue Square” or “the Company”) to express a professional opinion regarding the implications of expected capital reduction in the amount of NIS 0.8 billion, which does not meet the profit criterion  stated in the Companies Law, 1999 (distribution named capital reduction), on the Company’s financial strength and on its solvency as defined in Section 302 of the Companies Law, 1999 (“the Law”), i.e. whether reasonable concern exists that such capital reduction will prevent the Company from fulfilling its existing and expected liabilities as of repayment date (“the solvency criterion”).

I provide this opinion in accordance with the provisions of Section 25 of the Evidence Ordinance (New Version), 1971, and I hereby announce that I am well aware that for purposes of the provisions of the Criminal Law regarding perjury under oath, this opinion will be deemed evidence under caution in court proceedings.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

E.         The opinion considers the following subjects:

1.	Description of the Company

2.	Description of Structural changes in the Company, the acquisition of Dor Alon Energy (1988) Ltd. and the background of the application for capital reduction

3.	Company's (solo) financial statements analysis prior to the capital reduction

4.	Analysis of Blue Square's (Group) financial strength compared to companies in the retail sector in Israel and abroad

5.	Analysis of the capital reduction impact on the expected cash flows of Blue Square and its future financial strength, including detailed analysis regarding years 2010 – 2014

6.	Summary and conclusions

F.          Summary of major conclusions of the opinion:

1.
Blue Square Israel Ltd. is a leading holding company operating in the retail sector in Israel; the Company is controlled by Alon Israel Oil Company Ltd., which is a conglomerate operating in the energy and retail sectors in Israel and abroad.

2.
The majority of the Company's portfolio is comprised of shares of Mega Retail Ltd. (100%) and its subsidiaries (food sector activities), shares of Bee Group Retail Ltd. (85%1) and its subsidiaries (homeware and leisure consumer goods retail activities) and shares of Blue Square Real Estate Israel Ltd. (78.5%) (investments in income producing assets).

3.
On April 7, 2010, the Company announced that it is considering the acquisition of Dor Alon shares from Alon Israel Oil Company Ltd. (the process will include the allocation of Blue Square shares to Alon) aiming at utilizing intercompany synergies that would produce economic and logistical benefits.

4.
Due to the expected structural changes in Alon Group, the Company will also operate in the fuel sector (via Dor Alon), which includes establishment and operating of gas stations and commercial centres located in proximity, marketing of fuels and other products, via gas stations direct marketing to costumers and convenience stores.

5.
As a result of the structural changes, Blue Square's shareholders' equity is expected to increase by app. NIS 1 billion[2] (based on a swap ratio of 1.8 between Dor Alon shares and Blue Square shares set in the restructuring).  Therefore, the Company's share of Dor Alon (app. 80%) is a value of app. NIS 0.8 billion.

6.
Accordingly, the Company is considering a dividend distributions to its shareholders of NIS 800 million; such dividend distribution does not meet the profit criterion stated in the Companies Law (hereafter – "capital reduction"). For the purpose of dividend distribution the Company plan to recruit debt in the total amount of NIS 400 million; the terms of the loan have not been set yet.  The remaining amount designated for distribution – NIS 400 million – is to be distributed out of cash surplus available to date.

7.	For the purposes of this opinion and examination of financial ratios, capital reduction in the amount of NIS 0.8 billion is assumed.

1	The Company has an option to increase its rate of holding to app. 100%.
2
The amount of increase in shareholders' equity is to be determined based on the price of Blue Square share on date of allotment.  As of May 20, 2010, the expected amount of shareholders equity is NIS 1.4 billion (for conservative reasons the amount of shareholders' equity was set in this opinion at app. NIS 1 billion).

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

8.
The solvency criterion states that a company may make a distribution out of its profits, on condition that there is no reasonable concern that the distribution will prevent the company from meeting its existing and expected obligations, when they fall due. Accordingly, a company’s solvency should be examined taking into account present and expected cash flows of the Company and its financial strength from balance sheet aspect.

9.
Prior to analyzing the Company's financial strength, we would like to emphasize that the Company's management claim the dividend distribution (capital reduction) would not have occurred had the acquisition of Dor Alon not taken place. Therefore, the dividend distribution can in fact be viewed as kind of acquisition of an activity, using 50% shareholders' equity and 50% debt. An acquisition at such leverage ratio is considered to be a transaction carried out at reasonable and accepted ratios.

10.	As part of our economic opinion, we examined both the financial strength of the Company on a standalone basis (as a holding company) and the financial strength and solvency of the entire group.

11.	As aforesaid, the Company is a holding company and all activities are carried out only through its subsidiaries (except for providing various support services to the subsidiaries).

12.
Majority of group's financing activities is carried out by its subsidiaries, except for bonds and marketable securities in the total sum of NIS 280 million (as of December 31, 2009) issued by the Company.  Other than the bonds, the Company has no financing liabilities.  Group subsidiaries sign individually on the financing agreements, and they are the ones that are expected to comply with the financial covenants set in the agreements (should there be any).  As to collaterals and guarantees provided to secure the financing, these are mostly provided at the subsidiaries level.

13.
Since the Company is a holding company, it is possible to analyze its data separately from other group companies.  Thus, when examining the financial strength of the Company and its solvency, we will analyze the Company itself.

14.
An analysis of the Company's liabilities compared with its assets shows that the financial liabilities of the Company subsequent to the expected capital reduction amount to app. NIS 0.68 billion, whereas Company's assets, based on market data, amount to app. NIS 2.7 billion.

15.
In light of this analysis it can be assumed that in case the Company would require cash in order to meet its liabilities, it would be able to partly realize one of its holdings and thereby be able to without difficulty meet the solvency criterion even subsequent to the capital reduction.

16.
The Company expects that it would repay the financing liabilities by collecting dividends from its subsidiaries; therefore, we examined the financial strength and solvency at group level based on an analysis of the group's expected cash flows in the years 2010-2014.

17.
It should be emphasized that for the purpose of this opinion and in light of the significant differences between the retail and fuel activities and the real estate activity, both in terms of the activities themselves and in terms of the leverage levels required and accepted in these two sectors, we thought it right to separate between the two activities.  In the opinion we regarded the Company's holding in Blue Square Real Estate as a financial asset (marketable liquid shares) at the value of NIS 0.86 billion (based on market cap of NIS 1.1 billion as of May 13, 2010).  Considering the fact that most of Blue Square Real Estate assets are used for the Company's retail activities, we made balance sheet and statements of income adjustments in order to neutralize the effect of the activity of Blue Square Real Estate.

18.
As part of our opinion, we examined four financial ratios which are based on balance sheet data and on the retail and fuel activities' results. The chosen ratios reflect the financial strength from balance sheet aspect, as well as the future solvency all prior to and after the capital reduction.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

19.
An analysis of the financial ratios of the retail and fuel activities as of December 31, 2009, prior to the capital reduction, it appears that the activities'  financial ratios indicate high level of financial strength and solvency compared to comparable companies in the retail sector, in both the domestic (Shufersal) and the international retail market.

20.
From a similar analysis of the financial strength and solvency ratios of the activities following the capital reduction, it appears that the retail and fuel activities are within the range of the comparable companies in the international market. It should be emphasized that from the comparison of the retail and fuel activity to Shufersal, a company with very similar characteristics, it appears that after the capital reduction, the financial strength and solvency ratios of the activity will not differ materially from those of Shufersal.

21.
In addition, we examined the future expected cash flows of the group's retail and fuel activity, including sensitivity analysis for some operating parameters and for activity’s future debt raising ability. We examined in detail the cash flows for the years 2010 – 2014.

22.
From examination of expected cash flows, assuming maintenance of a fixed debt level (raising of debt in the amount of repayment of the current debt), it appears that the group's financial strength and ability to serve the debt therein, are not expected to be impaired after the capital reduction; (it is expected that at the end of 2014 the Company will have cash surplus of NIS 0.6 billion).

23.
According to the sensitivity analysis, reflecting material deterioration of the retail and fuel activities' results (decrease in growth of group revenues compared with a forecast of 3%-9% and a sharp decrease of 9%-13% in EBITDA), it appears that even under the assumption that during the period (2010 – 2014) the group will have difficulties with refinance its debt (commencing 2011, it will be able to raise debt at a rate of 75% of repayments), the group’s free cash flows after the financing activities are expected to be positive and the group is not expected to incur difficulties in serving its debt.

24.
In addition to the above mentioned analysis, the Company has several "safety cushions" that were not reflected in the analysis of cash flows; these "safety cushions" include: (a) reduction of operating expenses as a result of the synergy utilized in the merger; Company's management estimate that operating expenses will decrease as a result of utilizing the synergy by NIS 30 million-NIS 60 million per year, mainly in logistics and computerizing (b) the cash flows exclude dividends at a rate of 25% received from Blue Square Real Estate of the annual profit   (c) realization of holdings in Blue Square Real Estate and/or Dor Alon (d) alternative financing sources available immediately; these arise from credit card balances that can be pledged or factored (the group has a high volume of credit card receivables; in the relevant years the credit card balance is expected to sum NIS 550 million-NIS 650 million that can be cashed immediately).

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

Conclusion

In accordance with the above and as detailed in the report below, we conclude that no reasonable concern exist, that the capital reduction in the amount of NIS 0.8 billion will prevent the Company from the ability to fulfill its existing and future liabilities as of repayment date, taking into account present and expected cash flows, and financial strength of the Company from a balance sheet aspect.

Preparation of the opinion was based on the following information sources:

„	Audited financial statements of the Company as of December 31, 2009

„	Audited financial statements of Dor Alon Energy Ltd. as of December 31, 2009

„	Audited financial statements Blue Square Real Estate Ltd. as of December 31, 2009

„	Financial statement of comparable companies in the retail sector, in Israel and abroad

„	Immediate reports of Blue Square Israel as published on the TASE website

„	Discussions with Company management

„	Other public information and data

It should be emphasized that the responsibility for reliability of financial statements, information, data and estimates provided lies with the provider of the data, and we are unable to confirm the accuracy, completeness and reasonableness of the data provided. For purposes of this document, we assumed that the data is accurate, complete and reasonable. In the event that it is ascertained otherwise, our opinion may change accordingly.

This opinion, as any report, information or data, in writing or verbal, transmitted in this regard, is intended for the defined purposes only and the documents prepared may not be used or quoted in a prospectus and/or any other document without receiving our prior written consent. Without detracting from the present statement, no third party may utilize the documents or rely thereon without our advance written approval.

Notwithstanding the above, it is agreed that you will be entitled to transmit this opinion to your legal counsel, to courts of law regarding the process on which this opinion is based, to securities authorities and to any entity entitled by law, for purposes of its review.

We hereby confirm that we have no personal interest in Partner and that we have no personal interest in the relevant distribution. No connection or dependence exists between us and between the Company and between interested parties in the Company, as defined in Section 240(b) of the Companies Law, 1999.

Following are details of the findings and conclusions constituting an integral part of this opinion.

Yours sincerely,
Ernst & Young (Israel) Ltd.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

Abbreviations

Alon or Alon Group	Alon Israel Oil Company Ltd.
TASE	Tel Aviv Stock Exchange
LPG	Liquefied Petroleum Gas Jet Fuel
Dor Alon	Dor Alon Energy Israel (1988) Ltd.
The transaction or the structural change	Swap of Dor Alon shares held by Alon Israel Oil Company Ltd. for Blue Square Israel Ltd.'s shares
The Company or holding company	Blue Square Israel Ltd. – stand alone
Retail and fuel activity	Activity of Mega Retail Ltd., Bee Group Retail Ltd. and activity of Dor Alon Energy (Israel) (1988) Ltd.
Bee Group	Bee Group Retail Ltd.
PA	Palestinian Authority

Blue Square or the Group	Blue Square Israel Ltd (consolidated)
Blue Square Real Estate	Blue Square Real Estate
EBITDA	Earnings before taxes, interest, depreciation and amortization
HD	Heavy Discount
IAS	International Accounting Standard
IFRS	International Financial Reporting Standards
SSS	Same Store Sale

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

Content

1.	Description of the Company	9

2.	The background for the capital reduction	12

3.	Methodology	13

4.	An analysis of the financial strength of Blue Square on a standalone basis	15

5.	An analysis of the financial strength of Blue Square Group	17

6.	Analysis of the financial strength of the retail and fuel activity compared with similar companies in Israel and abroad	23

7.	Analysis of projected cash flows and financial ratios and their effect on financial strength and solvency	25

8.	Safety Cushions	30

9.	Conclusion	31

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

1.	Description of the Company

Blue Square Israel Ltd. is a holding company operating in three sectors: food retail, non-food retail and real estate. The Company is one of the leading retail companies in Israel. Until the expected structural change takes place, the Company holds several subsidiaries operating in the three principal sectors mentioned above; the principal activity of the group is food marketing through Mega Retail; as part of this activity, the Company operates 5 chain stores for marketing of food – Mega, Mega Bool, Mega in Town, Shefa Shuk and Eden Teva Market (51% holding through a subsidiary). Another retail activity, managed through Bee Group Retail focuses in marketing of homeware and leisure consumer products; this activity includes the chain stores Kfar Hashaashuim Ltd., Na'aman Porcelain Ltd., Vardinon Textile Ltd., Sheshet Chain of Stores for Household Utensils Ltd., Doctor. Baby and Hakol Bedollar; the third sector is the yielding real estate sector managed through BSRE; most of BSRE's assets are mainly rented to Blue Square subsidiaries and to third parties.
On April 7, 2010, the Company announced that it is considering acquisition of Dor Alon Energy Israel (1988) Ltd. shares from Alon Israel Oil Company Ltd. (to include allotment of Blue Square shares to Alon) as part of a structural change in the Alon Group aiming at utilizing intercompany synergies that would produce economic and logistic benefits.
As a result of the expected structural change in the Alon Group, the Company will also have activities in the fuel sector (through Dor Alon), which includes erection and activation of fuel stations and commercial centers located in proximity to the station, marketing of fuel products and other products through fuel stations, direct marketing to clients and convenience stores as well as the activity of Dor Alon's convenience stores operating under the brand name "Alonit" and the AM:PM chain store.
The Company was established in 1988 and its offices are located in Rosh Ha’ayin.  The shares of the Company are listed for trading on the New-York Stock Exchange (the "NYSE") from 1996 and since 2000 Company shares are listed for trading on the Tel-Aviv Stock Exchange (the "TASE").
Dor Alon is controlled by Alon Group. The Alon Group is a conglomerate operating in the energy and retail sectors; the Alon Group also holds Alon USA Energy Inc.; Alon USA is engaged in refining of oil through four refineries in the South of the USA; it markets oil distillates through app. 1,000 fuel stations and distributes asphalt and transportation fuel.  In addition, Alon Group holds Alon Natural Gas Exploration Ltd. In January 2010 Dor Alon split its gas exploration activities.  As part of the split Dor Alon distributed to its shareholders (based on their rate of holdings) all shares of Alon Natural Gas Exploration Ltd. it held as dividend in kind and at the same time the shares were listed for trading in the TASE.  Subsequent to the distribution, Dor Alon has minority interest of 5% in the gas exploration partnership holding 4% in the "Tamar" and "Dalit" gas drillings.
As part of Alon Group's strategy to strengthen the relationship with its clients, increase clients' loyalty to the chain of fuel stations and to the services provided by it, increase the variety of products and services it offers to clients, both directly and indirectly and for the purpose of leveraging the synergy within Alon Group companies, Dor Alon and Blue Square signed an agreement whereby a joint loyalty scheme – named YOU – be established and used to promote the marketing activities of each of the said companies by signing an agreement with the credit cards company Diners Club Israel Ltd. In December 2006 the two companies jointly acquired 49% of the share capital of Diners Club Israel Ltd. from C.A.L.

„	Food Retail

Food Retail Chain
The food marketing sector is a highly competitive sector with high turnovers and relatively low rates of profitability.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

In the food marketing sector the group mainly operates through Mega Group Retail and is the second largest food chain store in Israel. According to Company's management, based on Nielsen data the market share of Blue Square in 2009 is 21.8% of the total sales in the food market (including only sales made in bar-coded market) compared with 21.8% in 2008 (excluding the market share of Eden Teva Market). The market share of Supersal (the largest retail chain in Israel) increased in 2009 and constitutes app. 37.3% of the market. The growth of the regional chains in the last years (including Rami Levi), together with the expansion of Supersal (after the merger of Club Market in 2005) have intensified the competition in the sector.
As of December 31, 2009, Mega Group Retail operated 203 supermarkets as follows: Mega in Town – 119 branches; Mega Bool – 47 branches; Mega – 11 branches; Shefa Shuk – 17 branches and Eden Teva Market – 9 branches.
In recent years, the Group established and expanded its operations in the heavy discount shops.
As mentioned above, upon the acquisition of Dor Alon, another food marketing chain will become part of the food retail activity; this chain is AM:PM; as of December 31, 2009, this chain operates 44 branches. Dor Alon also operates convenience stores – as of today "Alonit" that has 124 branches.

„	Chain Stores (Bee Group)

The Group has additional retail activity managed through the Bee Group. Bee Group and its subsidiaries are engaged in import and marketing (both retail and wholesale) of homeware products, toys, leisure products and baby products through franchisers and shops across the country.
In recent years the homeware products sector was characterized by the increase in the market share of the chain stores and penetration into the market by food chain stores and DIY ("do it yourself") chain stores which reduced the market shares of privately owned companies. In addition, in recent years many homeware specialty shops were opened.
Another trend in this sector is the import of products from abroad (mainly the Far East) utilizing cheap production costs and low prices. The import from the Far East and the improvement in the quality of imported products caused brands in this field to weaken.
There are many competitors to the Group in Israel in the homeware sector, including the department stores, domestic and international chain stores and private shops. As mentioned above, competition in the sector increased in recent years with the penetration into the homeware market of existing retail chain stores.

„	Dor Alon

Dor Alon is the fourth largest fuel company in Israel operating in the domestic market under the brand name "Dor Alon"; this company is engaged in the development, erection and activation of fuel stations and commercial centers located in proximity to the stations, marketing of fuel products and other products through fuel stations, direct marketing to clients and convenience stores. Dor Alon also markets fuel products to institutional, industrial and private clients and jet fuel to airlines. As of December 31, 2009, Dor Alon activates 183 fuel stations, to which it markets fuel; (2 of these stations are operated by the Blue Square Group); Dor Alon activates 124 convenience stores (54 of these are independent convenience stores where no fuel is sold). In addition, Dor Alon supplies fuel to 186 internal fuel stations located mainly in Kibbutzim and Moshavim.
The major competitors of Dor Alon in the fuel and commercial sectors are the fuel companies Paz, Delek and Sonol. Paz, Delek and Sonol activate and/or supply fuel to app. 270, 244 and 230 public fuel stations, respectively. In addition to the four large fuel companies there are several small fuel companies operating in the sector. Dor Alon aims at strengthening its presence in urban centers.
Dor Alon was established in 1988; it is a public company, whose shares are traded in the TASE; prior to the structural change, Dor Alon is controlled by the Alon Group (holding rate of 80%).

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

Blue Square Real Estate (BSRE)

The group operates through BSRE in the market of yielding real estate. BSRE's income yielding real estate include the assets transferred by Blue Square as part of a re-organization in Blue Square and additional assets acquired in order to diversify and expand its assets portfolio. The operations of BSRE are focused in Israel and include management and leasing of its income yielding assets, development and betterment of its assets and finding investments in the income yielding real estate market. Most of BSRE's assets are leased to Blue Square subsidiaries. These assets are mainly used to operate supermarket branches and the remaining assets are leased to third parties. BSRE is a public company, whose shares are listed for trading in the TASE.  As of the date of the report, the Company holds 78.4% of BSRE shares. In April 2010, BSRE acquired lease rights in the Tel Aviv Wholesale Market site (the transaction needs be approved by BSRE's general assembly).

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

2.	The background for the capital reduction

On April 7, 2010, the Company announced that it is considering acquisition of Dor Alon Energy Israel (1988) Ltd. shares from Alon Israel Oil Company Ltd. This acquisition actually constitutes a structural change in the Alon Group, as part of which Dor Alon shares held by Alon Group would be swapped with Blue Square shares; i.e., Dor Alon will be held directly by Blue Square and the public;
Set forth below is the structure of holdings in Alon Group prior to and after the structural change in the group.

Prior to structural change:

Subsequent to structural change:

*	Issuance of 20.3 million shares based on swap ratio of 1.8.

As a result of the structural change, Blue Square's shareholders' equity is expected to increase by app. NIS 1 billion3 (app. NIS 0.8 billion out of this amount represent the value of Dor Alon shares to be acquired by Blue Square Israel). Accordingly, the company considers the distribution of a dividend in the total amount of NIS 0.8 billion to its shareholders (the Company does not have distributable profits of such an amount and therefore, this distribution needs to be approved by Court). It should be emphasized that under accounting principles, the increase in the shareholders equity as a result of the acquisition is classified to premium on shares rather than to retained earnings. For the purpose of distributing the dividend, the Company plans raising a loan in the total amount of NIS 0.4 billion; the terms of the loan have not been set yet. The remaining amount designated for distribution – NIS 0.4 billion – is to be distributed out of cash surplus available to date.

3 The increase in shareholders' equity is to be determined based on the price of Blue Square share on date of allotment.  As of May 20, 2010, the expected amount of shareholders equity is NIS 1.14 billion (for conservative reasons the amount of shareholders' equity was set in this opinion at app. NIS 1 billion).

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

3.	Methodology

On April 7, 2010, the Blue Square announced that it is considering acquisition of Dor Alon Energy Israel (1988) Ltd. shares from Alon Group. Further to the said acquisition, the Company plans dividend distribution in the total amount of NIS 0.8 billion; such distribution does not meet the "profit criterion" stated in the Companies Law (hereafter – "capital reduction"). Accordingly, the Company is required to examine whether reasonable concern exists that such capital reduction will prevent the Company from fulfilling its existing and expected liabilities as of repayment date (“the solvency criterion”). Therefore, the purpose of this opinion is to examine the Company’s solvency taking into account present and expected cash flows of the Company and its financial strength from balance sheet perspective.

In our examination we used the following methodology:
1.	At Company level – Blue Square stand alone – examining the financial strength, comparing the Company's liabilities with its asset.
2.	At Group level (consolidated operations)
2.1.
Examining the financial strength – computation of accepted financial ratios showing financial strength of the Group as of the date of distribution and subsequent to the distribution, taking into account the results of operations, balance sheet data and the financial debt.

–
It should be emphasized that our examination of the financial strength of the Group included also a comparison with similar companies in Israel and abroad from the perspective of the said financial ratios.

–
For the purpose of making the comparison between the various companies, we selected several financial ratios that are accepted for examination of financial strength of companies, including leverage ratio and debt coverage ratio:

a.	Net debt to total balance sheet;
b.	Net debt to shareholders' equity;
c.	Net debt to shareholders' equity +net debt.
d.
Net debt to EBITDA - this ratio reflects a debt coverage ratio and a Company’s ability to repay the debt from its own sources. It should be emphasized that this ratio is generally utilized by financial institutions in financing debts for companies, as a financial covenant. Insofar as this ratio is lower, the Company’s solvency is greater.

2.2.
An analysis of the Group's solvency – presenting and examining financial forecasts for the years 2010-2014 that includes income and loss data and expected cash flows of the Group in the years 2010-2014.  In the course of our examination we performed several sensitivity tests as to significant assumptions on the basis of which the forecast was prepared; such assumptions include, for examples, lower growth in group sales over the years, decrease in the rate of group's operating profits and partial refunding of existing debts of the group.

3.
Presenting the conclusion arising from the analysis and examining whether reasonable concern exists that the capital reduction will reduce the Group's financial strength and prevent the Company from fulfilling its existing and expected liabilities as of repayment date.

In light of the Group's structure and the different activities it has, as described in Chapter 1 of this opinion (description of the Company), it appears that there is a material difference between the retail , the fuel and the real estate activities; this difference is reflected both in the nature of the activities and in the leverage levels accepted and required in both sectors. Whereas in the income yielding real estate activity it is possible to reach relatively high leverage levels, the leverage levels accepted in the retail and fuel activities are lower.  According to company's management it was clarified that the Company views BSRE as a separate arm of the Company that would not be used as a source for increasing the Group's leverage level, but only for the purpose of leveraging and developing the real estate activity. In light of the above, and for the purpose of this opinion, we find it right to separate between the two activities.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

Due to the fact that BSRE is a public company, whose shares are listed for trading in the stock exchange, we regarded Company's holdings in BSRE as a financial asset (marketable disposable asset) in accordance with the value of the marketable shares and in accordance with the rates of Company's holdings in BSRE.  As of May 13, 2010, the value of BSRE is NIS 1.1 billion, reflecting a value of NIS 0.86 billion to Blue Squares holdings.
In light of the fact that most of BSRE's assets are used in the Group's retail activity (app. 85% of BSRE's revenues in 2009 originated from lease of assets for the use of Blue Square subsidiaries; subsequent to the completion of the transaction for transfer of the real estate assets (September 2009) this rate will increase to 88% of BSRE's revenues). We have neutralized the results of operations of BSRE and the effect of its operations as well as the assets and liabilities of BSRE in Blue Square's consolidated financial statements, as follows:
–	Balance sheet adjustments:
-	Neutralizing the financial debt of BSRE
-	Neutralizing BSRE's shareholders' equity in Blue Square's books of account and presenting it at market value
-	Total assets in balance sheet – neutralizing the BSRE's assets and recording the holdings in BSRE shares at fair value

–	Income and loss data adjustments:
-	Neutralizing the revenues from yielding real estate
-	Neutralizing depreciation expenses in respect of real estate used by group subsidiaries and other expenses that were consolidated and recording rent expenses in respect of real estate.

These adjustments were made both to historical data and to forecasted data.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

4.	An analysis of the financial strength of Blue Square on a standalone basis

Blue Square Israel Ltd. is a holding company; prior to the structural change, most of its holdings comprise shares of Mega Retail Ltd. and its subsidiaries, shares of the Bee Group and its subsidiaries and shares of BSRE.

Subsequent to the expected structural change, the Company will hold Dor Alon, through which it will operate in the fuel and retail sector.

Set forth below is the holdings structure after the structural change.

*	Approximately 80%, in accordance with the swap ratio to be set
**	Option to increase the holding rate to 100%.

The Company serves only as a holding company where:
•	All Group's operations are performed only through the subsidiaries (except for headquarters services provided to the subsidiaries).
•
Most of the Group's financing activity is performed by subsidiaries (excluding debentures and marketable securities in the total amount of NIS 280 million (as of December 31, 2009) issued by the Company. Except for the securities, the Company has no financing liabilities.

•	Group subsidiaries sign themselves on the financing agreements and they are the ones who are expected to comply with the financial covenants set in the agreements (should there be any).
•	As to collaterals and guarantees provided to secure the financing, these are mostly provided at the subsidiaries level.
It is possible then to disengage the Company from the other Group companies. Therefore when examining the Company's financial strength and solvency we would analyze the holding company itself.

4.1	Financial data

Company's liabilities

Prior to the date of capital reduction, the Company has a financing liability of NIS 280 million. The Company is expected to raise funding from banks in the total amount of NIS 400 million for the purpose of performing the capital reduction; (the capital reduction of NIS 800 million is to be funded by NIS 400 of own sources and the remaining amount by bank loans). Therefore, the financing liabilities the Company is expected to have subsequent to capital reduction amount to app. NIS 0.68 billion.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

Company's assets

Subsequent to the structural change, the Company has 4 major assets in the total amount of NIS 2.7 billion, based on the Company's market value as of May 13, 2010:

	NIS Billion
Blue Square Real estate	0.86		Company's share based on Market Cap.
Mega Retail	1.08	(1)
Dor Alon	0.80		Company's share based on swap ration
Total Assets	2.74

(1)	Set forth below is a table presenting the value of Mega Retail and Bee Group (based on market cap May 13th 2010):

	NIS Billion
Blue Square Israel	2.06	Market Cap.
Financial Debt, net - Parents Company	0.28
Enterprise Value - Subsidiaries	2.34
BSRE (Company's share)	(0.86)
Blue Square's value (Mega Retail + Bee Group) prior to Capital Reduction	1.48
Dividend distribution for Capital Reduction	(0.40)	Cash from Mega Retail
Blue Square's value (Mega Retail + Bee Group) post to Capital Reduction	1.08

The above analysis shows that subsequent to capital reduction, the Company's assets amount to NIS 2.7 billion and the financing liabilities amount to NIS 0.68 billion. One can conclude from this analysis that the Company has excess of assets over liabilities and in case it requires cash to meet its liabilities it may partially realize one of its holdings and thereby easily meet the requirements of the solvency test.

In addition, it is important to indicate that according to Company's management, the Company is expected to have revenues from various management services provided to the subsidiaries (financial services, legal services IT services, etc.).
In practice, the Company expects that it would repay it financing liabilities by drawing a dividend from Group subsidiaries; therefore, in the following chapters we would examine the financial strength of the Group and analyze the expected cash flow.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

5.	An analysis of the financial strength of Blue Square Group

As explained in Chapter 3 of the opinion, we examined the financial strength of Blue Square only taking into account of the retail and fuel activity. We would first analyze the financial position and results of operations of each of the companies separately (Blue Square Israel and Dor Alon prior to the structural change) and then we will present an analysis of the Group's retail and fuel activity combined.

5.1	Retail sector – Blue Square Israel (without consolidating the results of BSRE)

Commencing December 31, 2008, the financial statements of the Company are drawn up in accordance with IFRS (the comparative figures for 2007 are drawn up accordingly).

Adjusted Statement of Income(1) – Set forth below are the results of the Blue Square's retail activity; (the real estate activity has been neutralized)

Currency: NISm	Year ended December 31			Year ended December 31
P&L	2007	2008	2009	2007	2008	2009
Revenues	6,966	7,409	7,327	100.0%	100.0%	100.0%
Gross profit	1,837	2,040	2,036	26.4%	27.5%	27.8%
Reported EBITDA	430	427	418	6.2%	5.8%	5.7%
Adjusted EBITDA	281	272	254	4.0%	3.7%	3.2%

(1)	Adjusted – after adjusting the results of BSRE (adding rent for self used assets, net of depreciation of fixed assets.

(2)	Reported EBITDA is before changes in value of investment property.

Adjusted revenues

In 2009, revenues from retail activity in the group decreased by 1.1% compared with the corresponding last year:
-
Same store sales in the food sector decreased in this period by 3.9% due to the economic recession, the in crease in competition and the decrease in sale price in the heavy discount shops. On the other hand, the decrease in sales was offset by a net addition of 9 shops during 2009 at the total area of 10,500 square meters.

-	In the non-food sector (Bee Group), revenues increased compared with the corresponding period last year.

In 2008, the revenues of the retail sector increased by 6.3% compared with 2007, as a result of opening of 20 branches in 2007-2008, the accelerated expansion of Eden Teva Market, the increase in same store sales in the food sector and the expansion of the Bee Group.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

Adjusted EBITDA

In 2009, adjusted EBITDA amounted to NIS 254 million, constituting app. 3.5% of the turnover, compared with NIS 272 million in the corresponding period last year (3.7% of turnover).

The decrease in EBITDA was affected from the following factors:

-	Decrease in revenues from the retail activity.
-
Increase of 0.9% of turnover in the operating expenses of the retail activity in 2009 compared with 2008 (such as: addition of new shops, including expenses related to opening of "Eden Teva Market" shops during the last 12 months, costs related to launching of the "Mega Bool" brand, costs related to the selling expenses of the private brand, costs of re-launching the YOU club, increase in CPI rates, which affects the rent and municipal taxes partly offset by the measures the Company has taken to improve the efficiency of its activities, mainly in the payroll and related expenses components.

-
On the other hand, gross rate increased (0.3% of turnover); this increase is attributed, inter alia, to the proportionate increase in the share of Bee Group's results of total activity; (the activity of Bee Group has higher gross profit rates compared with the gross profit rates accepted in the food retail sector). The abovementioned increase in gross profit is also attributed from partial improvement of the Group's trading terms with its suppliers as a result of the establishment of the Mega Bool chain of stores; these changes have offset the effects of the expected decrease in rate of gross profit.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

5.2     The fuel sector – Dor Alon

An analysis of the financial statements of Dor Alon

Commencing December 31, 2008, the financial statements of Dor Alon are drawn up in accordance with IFRS (the comparative figures for 2007 are drawn up accordingly).

Statement of Income
Currency: NISm	Year ended December 31			Year ended December 31
P&L	2007	2008	2009	2007	2008	2009
Revenues	6,994	7,540	6,247
Revenues, net	4,843	5,338	3,704	100.0%	100.0%	100.0%
Gross profit	751	771	782	21.1%	14.4%	15.5%
EBITDA	309	288	272	6.4%	5.4%	7.3%

*  Net of government levies.

Net sales (net of government levies)

In 2009, net sales decreased by 30.6% compared with 2008, in accordance with the following breakdown:
-
In 2009 there was a decrease of  21.6% (NIS 639 million) in the fuel and commercial areas sector, compared with 2008; the decrease is mainly attributed to the decrease in fuel prices between the periods, that was offset by an increase in the scope of sales in the chain of companies fuel stations due to the fact that new fuel stations were opened in 2009, new convenience shops were opened in fuel stations and outside fuel stations and due to the effect the opening of stations and shops opened in 2008 had on revenues.

-
In the direct fuel marketing sector, there was a decrease of 33.8% (NIS 586 million) in 2009 compared with 2008; this decrease mainly stemmed from the decrease in fuel prices and the decrease in the scope of fuel sold to the PA as a result of the "Cast Lead" operation.

-
In the jet fuel sector, there was a decrease of 62.9% (NIS 410 million) in 2009 compared with 2008; this decrease was mainly attributed to the decrease in fuel prices and the decrease in sales to a principal customer between the periods.

EBITDA

In 2009, EBITDA amounted to NIS 272 million and constituted app. 7.3% of turnover, compared with NIS 288 million in the corresponding period last year (5.4% of turnover).

Decrease in EBITDA was mainly attributed from:
-
Increase in operating expenses, mainly as a result of the opening of new fuel stations in 2009, the opening of new convenience shops and the full effect of stations and convenience shops opened in 2008.

-	Decrease in activities and profitability due to the "Cast Lead" operation.

On the other hand the rate of EBITDA of the turnover increased from 5.4% in 2008 to 7.4% in 2009. This increase is explained by the fact that the marketing of supply margins of the company's fuel products are determined on a NIS per Kilo Liter/Ton and are not linked to he fuel prices. In 2009, the fuel prices decreased compared with the corresponding period last year. This decrease led to an increase in the rate of gross profit of the company, which also affects the EBITDA.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

5.3	The retail and fuel activity combined

5.3.1 Income and loss

Set forth below are principal financial data of the retail and fuel activity for the years 2007-2009, on a consolidated basis:

Currency: NISm	Year ended December 31			Year ended December 31
P&L	2007	2008	2009	2007	2008	2009
Blue Square (retail) - revenues	6,966	7,409	7,327	59.0%	58.1%	66.4%
Dor Alon - revenues, net*	4,843	5,338	3,704	41.0%	41.9%	33.6%
Total revenues - retail and fuel	11,809	12,747	11,031	100.0%	100.0%	100.0%
EBITDA Proforma - Blue Square(retail)	281	272	254
EBITDA - Dor Alon	309	288	272
Total EBITDA- retail and fuel	590	560	526	5.0%	4.4%	4.8%

Revenues
In 2009, net revenues from the retail and fuel sector amounted to NIS 11 billion (revenues of 14.2 billion before deducting government levies); the food activity (not including the activity of the AM:PM shops and the convenience stores and the non-food activity) constitutes 66% of total revenues.

EBITDA
In 2009, the EBITDA of the retail and fuel activity amounted to NIS 526 million and constitutes app. 4.8% of the turnover.

5.3.2 Balance sheet data

Set forth below are the principal balance sheet data as of December 31, 2009 (including adjustment after balance sheet date):

		Blue Square post to	Blue Square post to
	Blue Square prior	restructuring and prior	restructuring and
Currency: NISm	to restructuring	to capital reduction	capital reduction
Financial debt, net*	(496)	680	1,480
**Equity	1,464	2,464	1,664

*          Net financing debt – (1) includes a financial asset in respect of BSRE (2) does not include a deposit of a monetary balance of NIS 180 million received from BSRE בשל עמידתה למספר ימים בשנה בלבד.
**       Adjusted shareholders' equity.

Fixed Assets
Currency: NISm
Fixed Assets Investments	2007	2008	2009
Fixed Assets Investments - retail activities	275	290	304
Depreciation for period - retail activities	198	212	229
Depreciation/Investment rate	72%	73%	75%

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

In the years 2007-2009, the average annual investment in property, plant and equipment in the retail and fuel sector amounted to NIS 290 million; the average rate of depreciation expenses of the investment was 74%.

Financial Liabilities, Net
	Prior to Capital	Post to Capital
Currency: NISm	Reduction	Rduction
Blue Square (retail) -financial debt, net (1)(2)(3)	366	1,166
Dor Alon - financial debt, net (1)	1,176	1,176
Total financial debt, net	1,542	2,342
Financial Assets - BSRE (3)	(862)	(862)
Total financial debt, net	680	1,480

(1)   Including post balance sheet adjustments (December 31, 2009).
(2)   The value of BSRE was determined in accordance with the company's value on May 13, 2010, in accordance with the Company's holdings in BSRE.
(3)   Excluding deposit of a monetary balance of NIS 180 million received from BSRE בשל היותה למספר ימים לשנה.

As of December 31, 2009, the net financial debt related to the retail and fuel activity amounted to NIS 1.5 billion. Assuming that a capital reduction of NIS 800 million is expected to take place, the net financing debt is expected to increase and reach a level of NIS 2.3 billion.  The said amount does not include credit card balances in the total amount of NIS 550 million recorded in Blue Square (that are realized into cash several days after balance sheet date).
As mentioned in Chapter 3 of this opinion and only for the purpose of this opinion, we would regard the Company's holdings in BSRE as a financial asset, based on the value of shares trades in the TASE.  As of May 13, the value of BSRE is NIS 1.1 billion and Blue Square's share in BSRE is 78.5%, i.e., the value of the asset is NIS 862 million.
It has bee assumed that for the purpose of capital reduction, the Company will distribute NIS 400 million of the Group's cash surplus; it was assumed that the remaining NIS 400 million would be raised as a loan from outside sources.
For the purpose of testing the financial strength of the Group in connection with the expected capital reduction, the net financial debt after the date of the capital reduction is expected to amount to NIS 1.48 million.

Shareholders' equity

The Company's shareholders equity as of December 31, 2009 (prior to the structural change) is NIS 1.15 billion (after dividend distribution of NIS 75 million that took place subsequent to balance sheet date).
Subsequent to the structural change (acquisition of Dor Alon), it is expected that the Company's shareholders' equity would increase by NIS 1 billion (based on a swap ratio set in the structural change transaction) and amount to NIS 2.15 billion.
In light of the fact that in this opinion BSRE is regarded as a financial asset, after neutralizing the results, assets and liabilities in respect thereof, we are required to adjust the Company's shareholders equity.  It should be emphasized that due to the accepted accounting policy, Blue Square's shareholders' equity does not include the revaluation of the value of real estate in BSRE.  Most of BSRE's assets, recorded in BSRE's books of accounts and investment property and presented at fair value (in accordance with IAS 40 – "Investment Property"), are used by the owners and are therefore included in the financial statements of Blue Square as property, plant and equipment measured at historical cost in accordance with IAS 16 – "Property, Plant and Equipment". Thus, Blue Square's shareholders' equity presented in its financial statements does not fully reflect the holdings in BSRE, since the revaluation of the BSRE's real estate assets is not taken into account.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

In light of the above, we will first present the revalued shareholders' equity of the Company.
After revaluation of the shareholders' equity and in order to adjust the shareholders' equity of Blue Square an to present BSRE as an asset at market value, we would deduct the whole amount in respect of BSRE's shareholders equity from the Company's shareholders' equity and add the value of holdings in BSRE as of that date.
Set forth below is the computation of the adjusted shareholders equity as of December 31, 2009, after neutralizing BSRE:

NIS Million
Equity - openoing balance	1,147
Differences to revaluation	586
Equity post to real etate revaluation	1,733
Deducted BSRE equity	(1,132)
Additional Blue Square share (based on market cap) (2)	864
Normelized Equity - Blue Square	1,465

(1)  On January 14, 2010, Blue Square's Board of Directors declared the distribution of a dividend in the total amount of NIS 175 million.  The dividend will be paid to shareholders on February 25, 2010.
(2)  As of May 13, 2010.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

6.	Analysis of the financial strength of the retail and fuel activity compared with similar companies in Israel and abroad

In order to examine the financial strength of the retail and fuel activity as a result of the future capital reduction we performed a comparative analysis in respect of comparable companies in Israel and abroad regarding parameters indicating financial strength. The comparable companies examined are public companies in Israel and abroad, operating in the retail sector.

6.1 Israel
Of all the domestic comparable companies we found it right to emphasize the comparison to Supersal, which has the most similar characteristics to the retail and fuel activity (of all Israeli companies), but with significant two differences in terms of activity:

-	Supersal does not have fuel activity.
-	Supersal's data include its real estate activity, whereas in the case of Blue Square we neutralized the real estate activity.

Set forth below is a table summarizing the principal financial parameters of Supersal and Blue Square as of December 31, 2009:

	Net debt/		Net debt/
	Balance	Net debt/	Net debt +	Net debt/
Company's name	Sheet	Equity	Equity	EBITDA
Blue Square prior to capital reduction	0.11	0.28	0.22	1.29
Blue Square post to capital reduction	0.23	0.89	0.47	2.82
Supersal	0.24	1.05	1.05	1.99

The data included in the table show that prior to the date of capital reduction the financial ratios of the retail and fuel operations reflect financial strength and a higher level of solvency.  An analysis of the ratios subsequent to the capital reduction shows that the financial strength ratios of the retail and fuel activity would not be materially different from Supersal's financial strength ratios; in the case of all three ratios indicating financial strength from balance sheet perspective, the Company is better of than Supersal.  In the case of debt coverage rate Superal is better off than the Company, but it should be indicated that a debt coverage rate of 2.82 is reasonable for a retail and fuel company.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

6.2	Comparable companies abroad

For purposes of the sample, companies were chosen with characteristics and activity similar, insofar as possible, to the Company. Following are four chosen financial ratios that are accepted as financial ratios that indicate the financial strength of companies; (these ratios were specified in Section 3 of the opinion)
Following are chosen financial ratios based on financial data presented as of December 31, 2009, which indicate financial strength of the companies:

	Net debt/		Net debt/
	Balance	Net debt/	Net debt	Net debt/
Company's name	Sheet	Equity	+ Equity	EBITDA
Blue Square prior to capital reduction*	0.02	0.05	0.05	0.26
Blue Square post to capital reduction*	0.16	0.56	0.36	1.78
Tesco Plc	0.21	1.35	0.42	2.20
Carrefour SA	0.13	1.47	0.41	1.49
Marks and Spencer Plc	0.37	0.77	0.57	2.12
Metro AG	0.13	1.36	0.42	1.42
J Sainsbury plc	0.22	2.01	0.33	1.64
Target Corporation	0.36	0.95	0.51	2.75
Median**	0.22	1.36	0.42	1.88
Average**	0.24	1.32	0.44	1.94

*   Financial debt (net) – for the purpose of computing the ratios and for the purpose of implementing the comparison we adjusted the financial debt (net) of the retail and fuel activity by the amount of the credit card balance as of December 31, 2009 (in the case of international companies credit card charges are made close to payment date, unlike in Israel where charging date is in accordance with payment policy.  A comparison for credit days made available by Blue Square and international companies it appears that in Blue Square 40 credit days are made available to customers whereas in international companies the customer has 3-4 days.
** The median and average data do not include Blue Square.

From comparison of the retail and fuel activity data to international retail companies both prior and subsequent to capital reduction, it may be seen that the financial strength ratios are lower than the financial ratios that the average in the sector, which indicates the financial strength of the Company. Also, when comparing the ratio indicating solvency (EBITDA/net debt) it appears that both prior to expected capital reduction and subsequent to expected capital reduction, the ratio of the Group is lower than average (which indicates a superior solvency).

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

7.	Analysis of projected cash flows and financial ratios and their effect on financial strength and solvency

The solvency criterion states that the Company may make a distribution (including capital reduction), on condition that there is no reasonable concern that the distribution will prevent the Company from meeting its existing and expected obligations, when they fall due. In expressing an opinion on the Company’s financial strength as a result of the capital reduction, we examined its solvency, considering its expected future cash flows and detailed analysis for the years 2010 – 2014, and the Company’s financial strength relating to balance sheet items in these years.

7.1	Analysis of Blue Square’s (consolidated) projected cash flows and financial ratios subsequent to capital reduction

Blue Square's projected cash flows express the Group’s current ongoing business activity and assume debt raising concurrently with repayment of existing debts, while maintaining a stable leverage rate in the Group. Following are the major assumptions on which the Group’s projected cash flows are based:

►	Revenues

It has been assumed that most of the revenues will increase concurrently with the real growth in population as follows:
-	Increase in revenues from Blue Square retail activity at a rate of 5.5% in 2010 and an increase of 3% commencing 2011.
-	Increase in revenues of Dor Alon at an average annual rate of 4.3% in the forecast period.

►	Gross profit

-	It has been assumed that the rate of gross profit of Blue Squaqre's retail activity will not change over the years.
-	It has been assumed that the Dor Alon's gross profit will reduce by 0.5% accumulatively, over the years as a result of the expected increase in fuel prices.

►	Operating expenses

-	Blue Square's rate of operating expenses out of retail revenues is expected to remain unchanged over the forecast period at a rate similar to that of 2009.
-
The rate of Dor Alon's operating income out of revenues is expected to decrease in the forecast years to an average rate of 15.5%.The increase in the rate of operating expenses in 2009 (16.2% of the turnover) stemmed from the opening of new fuel and commercial sites as well as from increase in number of self service fuel stations.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

Set forth below is the projected profit and loss of the retail and fuel activity for the years 2010-2014

Currency: NISm	Year ended December 31					Year ended December 31
P&L	2010	2011	2012	2013	2014	2010	2011	2012	2013	2014
Revenues, net	11,638	12,065	12,482	12,883	13,275	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	2,977	3,078	3,173	3,270	3,369	25.6%	25.5%	25.4%	25.4%	25.4%
Operating profit	345	366	390	415	442	3.0%	3.0%	3.1%	3.2%	3.3%
EBITDA	587	609	632	655	681	5.0%	5.0%	5.1%	5.1%	5.1%

*The profit data include minority interest in subsidiaries.

Cash flow adjustments

►	Current operations adjustments:

-	Changes in working capital
-
Taxes on income – the tax rates are based on statutory tax rates expected to be applicable in the forecast years; (as to the Blue Square's retain activity, the assumption used was of a tax rate at the rate of statutory tax rates+1%).

-
Dividend from Dor Alon in proportion to share in this company's shares. It has been assumed that Dor Alon will distribute a dividend at the lower of 100% of the net annual profit or 100% of the free annual cash flows; (it was assumed that Dor Alon will be able to maintain a fixed level of debt at the amount of the debt to date).

►
Fixed assets investments – the assumption used is of an annual average investment in property, plant and equipment in the Company's retail activity of NIS 195 million per year over the years 2010-2014.

►	Debt and financing

-
In 2010 it was assumed that a loan of NIS 400 million will be raised for the purpose of the capital reduction; it was assumed that the loan will be extended for a period of 6 years bearing annual interest of 5%; the remaining amount would be distributed by the Company out of cash surplus.

-
It has been assumed that throughout the years of the forecast the Group would be able to maintain a fixed level of debt at the amount of the debt to date with the addition of the debt to be assumed for the purpose of capital reduction.

-
The financing expenses comprise interest expenses arising from the term of the existing debentures as well as bank credit and loans to be extended for the purpose of financing the payment of dividend to stem from the capital reduction and the structural change; loans to be raised in the future were also included in the financing expenses.

-
In our opinion, the assumption that the Group will manage to maintain a stable level of debt over the forecast years is a reasonable assumption, since the retail activity is characterized by a large receivable balance (app. NIS 809 million as of December 31, 2009); most of this balance is in respect to credit card receivables (app. NIS 550 million) that can be provided to banks as security for loans or alternatively factoring of credit cards.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

Set forth below are the expected solvency ratios in accordance with the projected cash flows of the Company:

Currency: NISm	Year ended December 31
P&L	2009	2010	2011	2012	2013	2014
Financial debt, net	1,480	1,353	1,262	1,151	1,013	841
Financial debt/EBITDA	2.8	2.3	2.1	1.8	1.5	1.2

* Subsequent to structural change.

Assuming that the Company will be able to refund its existing debt, it appears that the solvency ratio (EBITDA/net debt) of the retail and fuel activity improves during the forecast years; this indicates an superior solvency as the years for the forecast period go by.

Set forth below is the projected cash flows of Group's activity in the years 2010-2014:

Currency: NISm	Year ended December 31
Cash Flows	2010	2011	2012	2013	2014
EBITDA	587	609	632	655	681
Adjustments to cash flow from operating activities	(259)	(268)	(271)	(267)	(270)
Cash flows from investing activities	(225)	(190)	(190)	(190)	(178)
Free cash flow	102	151	171	198	233
Capital Reduction	(800)	-	-	-	-
Capital Reduction's loan receipt	400	-	-	-	-
Interest paid	(50)	(60)	(60)	(60)	(60)
Non current loan receipt	150	157	201	188	144
Non current loan payment	(152)	(141)	(124)	(111)	(67)
Notes payable fund payment	-	(15)	(77)	(77)	(77)
Free cash and cash equivalent after financing activities	(350)	92	111	138	173
Cash and cash equivalent at beginning of period	407	57	148	259	396
Cash and cash equivalent at end of period	57	149	259	396	569

* The EBITDA includes the profits of Dor Alon by rate of holding of 100%. In the adjustments we made to the current operations we neutralized the profits of Dor Alon and added a dividend from Dor Alon based on the Company's share in Dor Alon.
** The cash balance includes financial assets (marketable securities) at the total amount of NIS 70 million.

From the above analysis, and under the reasonable assumption that the Company will be able to refund its existing debt, it appears that the Company will be able to fulfill the solvency criterion (meeting existing and future liabilities), from a cash flows standpoint also after the capital reduction in the amount of NIS 800 million, in addition to a cash balance of NIS 570 million that is expected to accumulate over the years of the forecast.

Summary
According to the above analysis, it may be ascertained that the Company’s financial soundness and strength from a balance sheet point of view, and the Company’s solvency, are not expected to be impaired in the present scenario of a capital reduction of NIS 800 million. This criterion is additionally reinforced in the event of realization of a more optimistic scenario.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

7.2    Sensitivity analysis of forecast

We implemented a sensitivity analysis for the forecast presented in chapter 7.1 above, for major operating parameters, that means, material deterioration of the Group’s results compared to Group’s projected cash flows: (1) decrease in the growth of Group’s revenues; (2) decrease in the Group's operating profit.

In addition to deterioration of the Group’s operating results compared to the scenario presented in chapter 7.1 above, we examined the cash flows in the extreme scenario that the Group will be unable to fully refund its debt, but will only be able to refund 75% of the annual repayment.  This would mean that at the end of 2014, the Group's debt would amount to 85% of its debt subsequent to the capital reduction.

The following table presents the comparison between the forecast in Chapter 7.1 and the sensitivity analysis:

Currency: NISm	Year ended December 31
P&L	2010	2011	2012	2013	2014
Revenues
Forecast	11,638	12,065	12,482	12,883	13,275
Sensitivity analysis	11,334	11,542	11,742	11,930	12,112
Difference %	(3)%	(4)%	(6)%	(7)%	(9)%
EBITDA
Forecast	587	609	632	655	681
Sensitivity analysis	533	546	561	576	593
Difference %	(9)%	(10)%	(11)%	(12)%	(13)%

Following are the Company’s free cash flows after debt repayment and other financing activity:

Currency: NISm	Year ended December 31
Cash Flows	2010	2011	2012	2013	2014
EBITDA	533	546	561	576	595
Adjustments to cash flow from operating activities	(231)	(276)	(260)	(257)	(256)
Cash flows from investing activities	(225)	(190)	(190)	(190)	(178)
Free cash flow	76	80	111	129	160
Capital Reduction	(800)	-	-	-	-
Capital Reduction's loan receipt	400	-	-	-	-
Interest paid	(51)	(60)	(57)	(55)	(53)
Non current loan receipt	152	117	151	141	108
Non current loan payment	(152)	(141)	(124)	(111)	(67)
Notes payable fund payment	-	(15)	(77)	(77)	(77)
Free cash and cash equivalent after financing activities	(374)	(18)	3	27	71
Cash and cash equivalent at beginning of period	407	33	14	18	45
Cash and cash equivalent at end of period	33	14	18	45	115

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

*  The EBITDA includes the profits of Dor Alon by rate of holding of 100%.  In the adjustments we made to the current operations we neutralized the profits of Dor Alon and added a dividend from Dor Alon based on the Company's share in Dor Alon.
**The cash balance includes short-term financial assets (marketable securities) at the total amount of NIS 70 million.

According to the above sensitivity analysis, it appears that the Group has positive cash flows after capital reduction in the amount of NIS 800 million. Accordingly, it appears that even after the capital reduction in, the Group will be able to meet the solvency criterion and its financial strength from balance sheet perspective will not deteriorate.

Summary of sensitivity analysis

According to the above sensitivity analysis, it may be ascertained that, assuming (1) material deterioration in the Group’s results (sharp decrease in Group's income of 3% - 9% and a sharp decrease in EBITDA of 9%-13%); (2) the Group will be unable to refund its debt (will be able to raise debt at a rate of 75% of repayment); and (3) in 2010 the Company will implement capital reduction in the amount of NIS 0.8 billion, the Group's free cash flows after financing activity are expected to be positive and the Group is not expected to incur difficulty to serve its debts.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

8.	"Safety Cushions"

First, we would like to indicate that according to Company's management claim the dividend distribution (capital reduction) would not have occurred had the acquisition of Dor Alon not taken place. Therefore, the dividend distribution can in fact be viewed as kind of acquisition of an activity, using 50% shareholders' equity and 50% debt. An acquisition at such leverage ratio is considered to be a transaction carried out at reasonable and accepted ratios.

In addition, the Company has several "safety cushions" that were not reflected in the analysis of cash flows; some of these "safety cushions" are available to the Company as a safety net in case of deterioration in Company's results.

►
The cash flows do not include reduction of operating expenses as are result of the synergy utilized in the merger; Company's management's claim that operating expenses will decrease as a result of utilizing the synergy by NIS 30 million-NIS 60 million per year, mainly in logistics and computerizing

►	The cash flows exclude dividends at a rate of 25% received from Blue Square Real Estate of the annual profit.

►	Realization of holdings in Blue Square Real Estate and/or Dor Alon

►
Alternative financing sources available immediately; these arise from credit card balances that can be pledged or factored; (in the years included in the forecast the credit card balance is expected to amount to NIS 550 million-NIS 650 million that can be cashed immediately.

Blue Square Israel Ltd.

May 18, 2010	Unofficial Translation

9.	Conclusion

In accordance with the above and as detailed above, we conclude that no reasonable concern exists, that the capital reduction in the amount of NIS 800 million will prevent the Company from fulfilling its existing and future liabilities as they fall due, considering present and expected cash flows, and the financial strength of the Company from a balance sheet perspective.

Unofficial translation
Ernst & Young (Israel) Ltd. 3 Aminadav St., Tel Aviv 67067 Tel: 03-6232525 Fax: 03-5622555 www.ey.com/il

June 22, 2010

Blue Square Israel Ltd.

RE:	Company Case 50256-05-10 Blue Square Israel Ltd. - Economic Opinion regarding analysis of repayment ability and financial strength in connection with a reduction of capital in the Company

Pursuant to paragraph 6 of the Central District Court Decision (Justice Benjamin Arnon) of June 16, 2010 within the framework of the Application of Blue Square Israel Ltd., (hereinafter: “Blue Square” or “the Company”) in Company case no. 50256-05-10, we would refer to the economic opinion that was prepared by us for the purpose of the Company’s Application, and which was attached thereto as Appendix A, concerning the financial strength and payment ability of Blue Square, as follows:

1.
In our opinion of May 18, 2010, that was prepared at the request of Blue Square, we gave our professional opinion relating to the implications of the expected reduction of capital in approximately NIS 0.8 billion, that does not meet the “profit criterion” as prescribed in the Companies Law, 5759-1999 (distribution referred to as a reduction of capital) regarding the Company’s financial strength and its repayment ability within the meaning of section 302 of the Companies Law, 5759-1999 (“the Law”). That is, whether a reasonable concern exists that such reduction of capital will deprive the Company of the ability to meet its existing and expected commitments, when they fall due.

2.
The conclusion that we reached in the economic opinion was that taking into account the present and expected cashflow as well as the Company’s financial strength, from the standpoint of the balance sheet, the reduction of capital in the sum of NIS 800 million will not deprive the Company of the ability to meet its present and expected commitments, as they fall due.

3.	In the framework of the opinion, we addressed the following matters:

3.1
A description of the change in the structure of the Blue Square company, the acquisition of the Dor Alon Energy (1998) Ltd., company (hereinafter: “Dor Alon”) and the background to the application to reduce the capital.

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Unofficial translation
3.2	An analysis of the financial standing of the company, Blue Square Israel (solo - unconsolidated) - its financial strength, discussion of the Company’s liabilities set against its assets.
3.3
An analysis of the financial strength of the Blue Square Group and the companies in its control (the consolidated activity, including Dor Alon) - calculating the common financial ratios that testify to the financial strength of the Group as of the date of and following the distribution, while referring to the results of the activity, the balance-sheet data and the financial indebtedness. It is emphasized that in carrying out an examination of the Group’s financial soundness, we made a comparison with similar companies in Israel and abroad in relation to the common financial ratios that testify to financial strength.

3.4
An analysis of the Group’s payment ability - presentation and examination of a financial projection for 2010-2014, that includes profit and loss data and expected cashflows of the Company in 2010-2014.

In the framework of paragraphs 3.3 and 3.4 above, the financial analysis included reference to the following matters that are those which are relevant, in our opinion, to test the financial soundness and repayment ability of the Company (according to the expectations regarding the same following the completion of the acquisition of Dor Alon and the distribution): revenues, gross profit, operating, administrative and general expenses, EBITDA (operating profit eliminating depreciation and amortization), financing expenses, cashflow analysis - including cashflow from current operations, investment activity and financing activity. In the analysis we addressed common financial ratios applied to measure financial soundness that include, inter alia, EBITDA/debt ratio, equity capital/balance sheet, financial debt/balance sheet and others. The analysis included a test of the Blue Square repayment ability as against its overall liabilities, including also the loan that is required to finance the distribution (the reduction of capital).

(signed)
Ernst Young (Israel) Ltd.

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Ernst & Young (Israel) Ltd. 3 Aminadav St., Tel Aviv 67067 Tel: 03-6232525 Fax: 03-5622555 www.ey.com/il

July 12, 2010

Blue Square Israel Ltd.

RE:	Company case 50256-05-10 Blue Square Israel Ltd. - Economic Opinion regarding analysis of repayment ability and financial strength in connection with a reduction of capital in the Company

At your request, and further to the economic opinion on the subject of the analysis of repayment ability and financial soundness that was made by us on May 18, 2010 (hereinafter: “the Opinion”) we would clarify as follows:

The Opinion was made by us for the purpose of testing the repayment ability and financial soundness of the Company, after completion of the purchase transaction of the shares of Dor Alon Energy in Israel (1988) Ltd., and the making of an expected distribution that does not meet the “profit criterion”, in the sum of NIS 800 million.

In the framework of the Opinion we tested the Company’s ability to meet its existing and expected commitments when they fall due, including in relation to a loan in the sum of NIS 400 million that the Company intends taking in order to finance the distribution of the dividend, this being based on the expected cashflows. The analysis of the Company’s cash-flow ability included, inter alia, an analysis of the existing and expected cashflows as based on the Company’s activity results (such as Company’s activity volumes and profit rates). This analysis led to the conclusion that no reasonable concern exists that the reduction of capital and distribution of dividend in the sum of NIS 800 million will deprive the Company of the ability to meet its existing and expected commitments, when they fall due.

In the framework of that analysis, which takes into account the Company’s cashflow ability and, as a consequence thereof, the Company’s repayment ability as detailed above, we examined a number of scenarios that take into account the Company’s expected business results. We would emphasize that the basic scenario in our Opinion does not take into account the value of the Dor Alon shares or various assets of Dor Alon, and the manner in which the cost of the purchase will be allocated to the various components of the value, including goodwill (as such allocation is expressed in the proforma statement that was made by the Company and as this will be expressed in the Company’s financial statements on the dates following the completion of the transaction). Our opinion is that in the basic scenario, the Company has the cash-flow ability to meet its existing and expected commitments, including the loan that will be taken for the purpose of partially financing the dividend as mentioned, without needing to realize Dor Alon shares or selling part of the Dor Alon assets, for a certain value. Hence our Opinion as mentioned is not conditional on the existence of a certain value being imputed to the Dor Alon shares or on the method of allocating the cost of the purchase to the various assets.

Unofficial translation

Without derogating from the foregoing according to which in the basic scenario, the Company has repayment ability without needing to realize Dor Alon shares, we made it clear in the Opinion that scenarios may occur in which the Company could encounter difficulties and a deterioration of its results and in such a case, the Company has available a number of “safety nets”, one of which is to realize part of its holdings in the Dor Alon company.

We would also note that in the framework of our Opinion, we also examined a test that relates to the Company’s assets and liabilities after the completion of the transaction. In that context we also took into account the value of the Dor Alon shares that are being purchased by the Company, as part of the company’s overall assets, where, for the purpose of such test, we took into account the value of the Dor Alon shares being purchased according to a value of NIS 800 million (based on the exchange ratio as set in the structural change transaction between Dor Alon shares and Blue Square shares).

As set out in our Opinion, this analysis led to the conclusion that the Company has financial strength (a surplus of assets over liabilities). From this analysis it was emphasized that to the extent the Company will need cash in order to meet its commitments, it will be able to partially realize one of its holdings and, thereby meet without difficulty the repayment ability test.

It should be clarified that for the purpose also of the analysis of the assets and liabilities of the Company (similar to the analysis of the cashflow) there is no relevance to the manner in which the purchase cost of the Dor Alon shares will be allocated to the various components of the value, including goodwill.

In the framework of the Opinion we also addressed the expected increase in the Company’s equity capital as a result of the completion of the purchase transaction. In this context we should state that according to the accounting rules that apply to the Company, together with the purchase of Dor Alon shares by the Company, the Company’s equity capital will increase by a sum equal to the Stock Exchange price of the Blue Square shares that will be allotted to the seller in the framework of the transaction (this sum effectively being the consideration payable by the Company in respect of the Dor Alon shares) (this being in addition to the further increase in the equity capital in respect of rights that do not confer control).

This clarification is being given by us for the purpose of presenting it to the Central District Court in the framework of the Distribution Application proceeding that was filed by the Company.

(signed)
Ernst Young (Israel) Ltd.

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Appendix B

May 30, 2010
Blue Square Israel Ltd.
2 Amal Street
Rosh Haayin 48092, Israel

Re: Dividend Distribution

Ladies and Gentlemen:

We have been asked by Blue Square – Israel Ltd. ("BSI") to provide our view regarding the distribution by BSI of a dividend, as part of the transaction described below, in light of United States federal securities laws and the corporate governance requirements of the New York Stock Exchange ("NYSE").  This memorandum has been requested by BSI in connection with a transaction entered into by BSI and Alon-Israel Oil Company Ltd. ("Alon").  BSI is an Israeli company with ordinary shares listed on the Tel Aviv Stock Exchange ("TASE") and with American Depository Receipts, each representing one ordinary share, listed on the NYSE; Alon is an Israeli private company. Alon holds approximately 80% of the issued share capital of Dor-Alon Energy in Israel (1988) Ltd. ("Dor Alon"), which is an Israeli public company with shares listed on the TASE.

The Transaction

We understand the facts to be as follows:

On May 17, 2010, Alon and BSI signed an agreement pursuant to which BSI will acquire Alon’s equity interest in Dor-Alon in exchange for BSI's issuance of ordinary shares to Alon.  Upon completion of the transaction, Dor Alon will become a majority owned subsidiary of BSI.  As a condition precedent to the completion of the contemplated transaction, BSI is to distribute a cash dividend not out of profits to its shareholders in the amount of NIS 800 million (the "Dividend").

Conclusion

Subject to (i) the contents of the Request for a Dividend Distribution filed with the District Court  to which this opinion is attached, (ii) the receipt of court approval and/or any other consent or approval necessary in order for BSI to distribute the Dividend and (iii) all required notices and announcements and procedural requirements, including under the corporate governance requirements of the NYSE, the United States federal securities laws and/or corporate governance requirements of the NYSE which apply to BSI do not prohibit or limit the amount of the distribution of the Dividend.

*   *   *

Unofficial translation

Tel Aviv Office One Azrieli Center, Round Building Tel Aviv 67021, Israel Tel: 972-3-607.4444 Fax: 972-3-607.4422 law@gkh-law.com www.gkhlaw.com	Jerusalem Office 1 Shmuel Ha’Nagid Street 4th Floor Jerusalem 94592, Israel Tel: 972-2-623.2683 Fax: 972-2623.6082

We are admitted to practice law in the State of Israel and certain of our attorneys who participated in the preparation of this opinion are also admitted to practice in the State of New York.  This opinion reflects only applicable federal securities laws of the United States and corporate governance requirements of the NYSE in effect (and published or otherwise generally available) as of the date set forth above, and does not address any other legal issues.  Any subsequent change in the law or the corporate governance requirements of the NYSE or in the policies of the administrative agencies entrusted with enforcing the law may affect the accuracy of this opinion.  We assume no obligation to revise or supplement this opinion should such law or policies be changed.

Very truly yours

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

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Appendix C
Blue Square Israel Ltd.
(“the Company”)

Notice is hereby given that on May 31, 2010, the Company filed an Application to approve a distribution according to section 303 of the Companies Law 5759-1999 (hereinafter: “the Application to Approve the Distribution”) in the Petach Tikvah District Court (hereinafter: “the Court”).

Details concerning the Distribution sought are set out below pursuant to the Companies (Approval of a Distribution) Regulations, 5761-2001.

Creditors of the Company may apply to the Court to oppose the Application to Approve the Distribution within 30 days of the date of the filing of the Application or by such later date as will be fixed by the Court.

The Company’s equity capital as of December 31, 2009 is approximately NIS 1,221.8 million. As stated in the Application to Approve a Distribution, the distribution of dividend is conditional on completion of a transaction to purchase some 80% of the Company, Dor Alon Energy in Israel (1998) Ltd., (hereinafter: “Dor Alon”) by way of a share exchange as a result of which the Company’s equity capital is expected to increase to some NIS 2,283.9 million (according to the share prices on the TASE of the Company and Dor Alon, on Sunday, May 23, 2010, subject to changes that may arise from the prices of those shares on the date of the completion of the transaction) before the distribution requested. The Company seeks to effect a distribution of dividend in cash in the sum of NIS 800 million, otherwise than out of the Company’s profits.

The full text of the Application to Approve the Distribution may be inspected and photocopied at the expense of the creditor at the registered office of the Company at 2 Haamal Street, Afek Industrial Zone, Rosh Haayin, 48092, on Sundays to Thursdays, during usual business hours, by prior telephonic arrangement at: 03-9282670.

The Company’s representative with respect to the handling of the Application to Approve the Distribution, including receiving information in connection with the proceedings and decisions that have been adopted by the Court, including information concerning the last date for filing objections to the approval of the distribution is Advocate Ofer Hanoh of the Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., of 1 Azrieli Center, Tel Aviv, Tel: 03-6074510; Fax: 03-6074566.

Blue Square Israel Ltd.

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Appendix D

May 31, 2010
__________________________
__________________________

Dear Sir/Madam,

RE:	Blue Square Israel Ltd., (“the Company”)
Notice of the filing of an Application to Approve a Distribution according to section 303 of the Companies Law, 5759-1999

Notice is hereby given that on May 31, 2010, the Company filed an Application to approve a distribution according to section 303 of the Companies Law 5759-1999 (hereinafter: “the Application to Approve the Distribution”) in the Petach Tikvah District Court (hereinafter: “the Court”) - Case no. __________________.

Details concerning the Distribution sought are set out below pursuant to the Companies (Approval of a Distribution) Regulations, 5761-2001.

Creditors of the Company may apply to the Court to oppose the Application to Approve the Distribution within 30 days of the date of the filing of the Application or by such later date as will be fixed by the Court.

The Company’s equity capital as of December 31, 2009 is approximately NIS 1,221.8 million. As stated in the Application to Approve a Distribution, the distribution of dividend is conditional on completion of a transaction to purchase some 80% of the Company, Dor Alon Energy in Israel (1998) Ltd., (hereinafter: “Dor Alon”) by way of a share exchange as a result of which the Company’s equity capital is expected to increase to some NIS 2,283.9 million (according to the share prices on the TASE of the Company and Dor Alon, on Sunday, May 23, 2010, subject to changes that may arise from the prices of those shares on the date of the completion of the transaction) before the distribution requested. The Company seeks to effect a distribution of dividend in cash in the sum of NIS 800 million, otherwise than out of the Company’s profits.

The full text of the Application to Approve the Distribution may be inspected and photocopied at the expense of the creditor at the registered office of the Company at 2 Haamal Street, Afek Industrial Zone, Rosh Haayin, 48092, on Sundays to Thursdays, during usual business hours, by prior telephonic arrangement at: 03-9282670.

The Company’s representative with respect to the handling of the Application to Approve the Distribution, including receiving information in connection with the proceedings and decisions that have been adopted by the Court, including information concerning the last date for filing objections to the approval of the distribution is Advocate Ofer Hanoh of the Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., of 1 Azrieli Center, Tel Aviv, Tel: 03-6074510; Fax: 03-6074566.

Unofficial translation

Yours faithfully,

Blue Square Israel Ltd.

Enc: A copy of the Application to Approve the Distribution as filed with the Court.

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Appendix E
AFFIDAVIT

I, Dror Moran, holder of Israeli I.D. no. 23066087 after having been warned that I must state the truth and that I will be liable to the penalties prescribed by law if I fail to do so, hereby declare as follows:

1.	I serve in the position of Vice-President and Chief Financial Officer of Blue Square Israel Ltd., (hereinafter: “the Company” or “the Applicant’).

2.
Unless otherwise expressly stated, the facts contained in this Affidavit are known to me to the best of my knowledge, and by virtue of my position as mentioned in the Company and from perusing the Company’s documents and reports.  All and any references in this affidavit to any legal issue are made on the basis of legal advice that I have received.

3.
This affidavit is made in order to verify the facts forming the basis of the Company’s Application (hereinafter: “the Application”) to approve a distribution according to section 303 of the Companies Law, 5759-1999 (hereinafter: “the Companies Law”), to which this Affidavit is attached.

4.	Introduction

4.1
As explained to me, section 303 of the Companies Law provides that the Court may, at the request of a company, grant a company an approval to make a distribution that does not fulfil the profit criterion provided that it is satisfied that the repayment ability test is fulfilled.

4.2
Pursuant to the foregoing, the Honorable Court is petitioned to grant the Applicant approval to effect a cash dividend distribution to its shareholders where such distribution does not fulfil the profit criterion within the meaning of the Companies Law, although in these circumstances, no reduction of the Company’s equity capital is expected.

4.3
The Distribution sought is combined with a transaction in which the Company will purchase from its controlling shareholder, Alon Israel Oil Company Ltd., (hereinafter: “Alon”), the latter’s holdings in Dor Alon Energy in Israel (1998) Ltd., (hereinafter: “Dor Alon”) in consideration of an allotment of shares of the Company to Alon. Since, in the framework of the Transaction, Alon will transfer to the Applicant all the Dor Alon shares that it holds, and in exchange the Applicant will allot to Alon shares of the Applicant in a manner whereby after the allotment, Alon’s direct or indirect holdings in the Applicant will increase, the Transaction is tantamount to the making of an investment in the capital of the Company.

Unofficial translation

4.4
As the Distribution that is sought is subject to the completion of such Transaction, the Company’s equity capital after completion of the Transaction is expected to significantly increase by the entire Market value of the Applicant’s shares that will be issued in the framework of the Transaction and in respect of rights that do not confer control, and which are imputed to the minority of Dor Alon, which is higher than the amount sought for distribution, so that even after the Distribution, the Applicant’s equity capital is expected to be higher than it is at present. In addition, the Applicant has liquid assets and a cashflow, as are expressed in its financial statements, which indicate its ability to meet its existing and expected commitments. Hence, no reasonable concern exists that the Distribution sought would deprive it of the ability to meet its present and expected commitments as they fall due.

5.	General

5.1	The Applicant

5.1.1	The Applicant is a public company registered in Israel, under no. 52-00428-47 at the Registrar of Companies.

5.1.2
The Applicant’s shares are traded on the Tel Aviv Stock Exchange Ltd., (hereinafter: “the TASE”) and on the New York Stock Exchange (hereinafter: “NYSE”). The Applicant’s shares are included in the TA-75 and TA-100 TASE Indices.

5.1.3
The Applicant publishes reports in Israel in the dual-listing format, according to Chapter E3 of the Securities Law, 5728-1968, i.e. its reports in Israel are filed according to the provisions of the U.S. Securities Laws, and the NYSE Rules.

5.1.4	The controlling shareholder of the Applicant is Alon, which holds by concatenation, through wholly-owned private companies, some 68.62% of the capital and voting rights.

5.1.5
The Applicant is one of the leading retail companies in Israel. The Applicant independently and through subsidiaries, operates five marketing chains that are deployed by a branch network of more than 200 branches throughout the country (under the brand names Mega, Mega Ba’ir, Mega Bull, Shefa Shuk and Eden Briut Teva Market). The Applicant operates in the non-food arena through a subsidiary that operates by means of franchisees and independently, various chains at more than 260 points of sale (under the brand names: (in transliteration): Cfar Hasha'ashuim, Dr. Baby, Na’aman, Vardinon, Hacol Be'Dollar, and Sheshet). In addition, the Applicant is active in the real estate field by means of a public subsidiary, Blue Square Real Estate Ltd., (hereinafter: “Blue Square Real Estate”).

5.1.6
After completion of the Transaction described in section 6 hereof (and before the implementation of the Distribution that is sought in the present Application), the Applicant will, by Dor Alon, also carry on the business of setting up and operating filling stations with adjoining commercial centers, and independent convenience stores, and the marketing of fuel and other products, by means of filling stations and direct marketing to customers.

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5.2	The Applicant’s share capital and holders thereof

5.2.1
As at the date of the filing of the Application, the Company’s authorized share capital is NIS 100 million, divided into 100 million ordinary shares of NIS 1 par value each (hereinafter: “Ordinary Shares”).

5.2.2
As at the date of the filing of the Application, the Company’s issued and paid-up share capital is NIS 44,692,274  divided into 44,692,274 Ordinary Shares, of which some 89,888 are dormant shares that are held by the Company.

5.2.3
The following are details regarding the holdings of interested parties in the Company (other than Alon) as of May 2010, to the best of the Applicant’s knowledge, according to information that was transmitted to it from them, or according to reports that have been filed with the Securities and Exchange Commission in the United States:

Menora Mivtachim Holdings Ltd., - some 8.8% of the issued share capital of the Company.

5.3	Composition of the Applicant’s equity capital

The following are details of the composition of the capital in the Applicant’s balance sheet (in NIS millions) (according to the Applicant’s consolidated balance sheet), that is included in the Applicant’s consolidated and audited financial statements as of December 31, 2009:

Composition of the capital	Data in NIS millions As of 31.12.2009
Share capital	57.4
Capital reserves	1,030.3
Other reserves	5.7
Negative surpluses	(65.0)
Rights conferring no control	193.4
Total*	1,221.8

* After the balance-sheet date, the Applicant distributed dividend in the sum of NIS 75 million, and acquired shares by buy-back, in the sum of NIS 4.3 million.

As stated, the Distribution that the Honorable Court is petitioned to authorize is subject to the completion of the Transaction (as described below). Hence, the equity capital data that is relevant for making a decision on the present Application is the Applicant’s equity capital data that assumes the completion of the Transaction. The following is a breakdown of the composition of the capital in the Applicant’s balance sheet (in NIS mio) according to the Company’s proforma statement as of December 31, 2009, that is drawn as if the Transaction had been completed on such date, and before the Distribution that is being sought:

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Unofficial translation

Composition of the capital	Data in NIS mio As of 31.12.2009
Share capital	77.8
Capital reserves*	1,929.3
Other reserves	5.7
Negative surpluses	(67.0)
Rights conferring no control**	338.1
Total	2,283.9

* The item mentioned is computed on the basis of the assumption that the TASE price of the Company’s shares on the date on which they will be issued in the framework of the completion of the Transaction is the price thereof on the Tel Aviv Stock Exchange as of May 23, 2010, that was NIS 45.23. The actual increase in the capital reserves as a result of the issue of the shares in the framework of the Transaction will be calculated according to the TASE price of the Company’s shares, on the date of the completion of the Transaction.

** The increase in the rights that confer no control has been calculated according to the value of the Dor Alont shares as of May 23, 2010. The actual increase will be calculated in accordance with the price of the Dor Alon share on the date of the completion of the Transaction.

6.	Background to the Application and the Transaction

6.1
Dor Alon is a public company whose shares are listed for trading on the TASE. Alon (the controlling shareholder of the Company) is the controlling shareholder of Dor Alon, and holds some 80.05% of the capital and voting rights in Dor Alon (fully-diluted: some 73.4% of capital and voting).

6.2
The Applicant entered into an agreement with Alon whereby Alon will transfer to Blue Square all the Dor Alon shares that it holds, as existing on the date of the completion of the Transaction, and which will be at a percentage that will constitute not more than 80.5% nor less than 80% of the issued and paid-up share capital of Dor Alon (not including treasury shares that are held by Dor Alon) (hereinafter: “the Transferred Shares”), and in exchange the Applicant will allot to Alon shares of the Applicant in a manner whereby after the allotment, Alon’s holding (directly or indirectly) in the Applicant will increase from some 68.62% to some 78.44% (based on the Company’s issued and paid-up share capital as of the date of the Application) (hereinafter: “the Transaction”). Completion of the Transaction is conditional on the fulfilment of the conditions precedent, the main thrust of which is set out in section 6.7 hereof, including approval by the Company's shareholders meeting.

6.3	The following is a principal chart of the holding structure of the Company and of Dor Alon, prior to the implementation of the Transaction:

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6.4	The following is a principal chart of the holding structure of the Company and of Dor Alon, after implementation of the Transaction:

6.5
After completion of the Transaction and prior to the Distribution, the Applicant’s equity capital is expected to increase by the entire Market value of the Applicant’s shares that will be issued in the framework of the Transaction (according to the stock exchange price thereof on the date of the issue) against receiving the Transferred Dor Alon Shares. The equity capital will increase by an amount estimated to be some NIS 1,062.1 million (of which some NIS 144.7 million in respect of rights that do not confer any control that are imputed to the minority in Dor Alon). This data is calculated based on the assumption that the stock exchange price of the Company’s shares on the date on which they are issued in the framework of the completion of the Transaction is the price thereof on the Tel Aviv Stock Exchange on May 23, 2010, which stood at NIS 45.23, and on the basis of the value of the Dor Alon shares as of May 23, 2010. The increase in the Applicant’s equity capital, after the completion of the Transaction will be calculated according to the stock exchangeprice of the Company’s shares on the date of the completion of the Transaction, and on the basis of the stock exchangeprice of the Dor Alon shares on the date of the completion of the Transaction.

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6.6
It should be noted that pursuant to the approval that has been received from the tax authorities, the Transaction is exempt from tax and the Applicant is required to comply with certain restrictions according to the Income Tax Ordinance in connection therewith, according to which, inter alia, the Applicant must hold immediately after the Transaction and for the duration of two years from the expiration of the fiscal year in which the Transaction will be completed, all the rights that will be transferred to it in Dor Alon on the date of the completion of the Transaction, save as stated in section 103T(c) of the Income Tax Ordinance.

6.7	The conditions precedent that have been set for completion of the Transaction are as follows:

6.7.1
Receipt of the approval of a general meeting of the Company’s shareholders to the Transaction and to the Distribution that is being sought in the present Application, according to section 275 of the Companies Law;

6.7.2	Receipt of the Honorable Court’s approval to the Application;

6.7.3
Receipt of the approval of the Antitrust Commissioner to the Transaction, to the extent this will be required. Note that the Company and Alon received approval from the Antitrust Commissioner whereby the parties will not be required to file notices of merger in respect of the Transaction, and from this it follows that such approval will not be required for the implementation of the Transaction;

6.7.4	Receipt of the TASE approval to list for trading the Company’s shares that will be allotted in the framework of the Transaction and receipt of the NYSE approval to the listing of those shares;

6.7.5	As at the date of the completion of the Transaction Alon will hold the Transferred Shares;

6.7.6
The consents and/or approvals that are required for Alon entering into the agreement, to the extent the same are required, will have been received by the date of the completion of the Transaction, and the notice by Alon according to which such approvals and consents have been received (to the extent the same are required) - shall be deemed as the fulfilment of such condition precedent.

6.8
Subject to receiving the Honorable Court’s approval to the Application and subject to the completion of the Transaction mentioned, the Company seeks to effect the Distribution and distribute amongst its shareholders cash dividend in the sum of NIS 800 million. It is hereby stated that the Distribution sought will only be effected after the Transaction will have been completed, in consequence of which the Applicant’s equity capital will increase as stated in section 6.5 above.

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7.	The Distribution

The Distribution that is sought will be effected by means of a cash dividend distribution, as detailed below:

7.1	Cash Distribution

The Applicant will distribute amongst all its shareholders a cash sum amounting to NIS 800 million, by way of payment of dividend in cash.

7.2	Date of the Distribution

The Distribution will be effected shortly after the date on which the Court’s approval to the Distribution thereof will have been received, subject to completion of the Transaction.

7.3	The Distribution - to the Shareholders

The Distribution in cash will be to all the shareholders of the Company pursuant to the percentage of their holdings of the Applicant following completion of the Transaction.

7.4	Reduction in capital resulting from the Distribution

As the Distribution proposed does not prima facie fulfil the “profit criterion” as prescribed in the Companies Law, the implementation of the Distribution will require the making of a reduction of capital in the equity capital item of the Applicant’s balance sheet (as existing after the completion of the Transaction). The amount of the scheduled Distribution is the sum of NIS 800 million. Thus, the reduction of capital that will be required in respect of the Distribution will be the sum of NIS 800 million, in a manner whereby the components of the equity capital in the Applicant’s consolidated financial statements will change as detailed in the following table:

Components of capital	Data in NIS millions as of 31/12/2009 (prior to the making of the proposed Distribution and prior to completion of the Transaction)	Data in NIS millions had the Transaction been completed by 31/12/2009 (prior to the making of the Distribution)*	Data in NIS millions following completion of the Transaction and the making of the Distribution sought*
Share capital	57.4	77.8	77.8
Capital reserves	1,030.3	1,929.3	1,129.3
Other reserves	5.7	5.7	5.7
Negative surpluses	(65.0)	(67.0)	(87.5)
Rights conferring no control	193.4	338.1	338.1
Total	1,221.8	2,283.9	1,463.4

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* As the change in the capital resulting from the completion of the Transaction will be calculated based on the stock exchange price of the Company’s shares that will be issued on the date of the completion of the Transaction, the data mentioned above are calculated on the basis of the price thereof on the TASE on May 23, 2010, which stood at NIS 45.23.

8.	The Applicant’s sources of financing for effecting the cash Distribution

The payment in respect of the Distribution in the sum of NIS 800 million will be financed as follows: the sum of NIS 400 million will be paid out of the Company’s own resources; and the sum of NIS 400 million will be financed by means of new credit. In order to complete the picture it should be noted that Dor Alon (the company that is being acquired by the Applicant) has its own independent resources in the sum of approximately NIS 300.5 million, as of March 31, 2010.

9.	Meeting the repayment ability test - the Applicant’s ability to meet its commitments

The Applicant is of the opinion that the Distribution that is being sought does not create any reasonable concern that the Distribution that is being sought will deprive it of the ability to meet its existing and expected commitments when they fall due (hereinafter: “the Repayment Ability Test”), inter alia, on the grounds set forth below:

9.1	The Applicant’s creditors

As the major share of the Applicant’s liabilities are to suppliers, regular service-providers and an undertaking to repay credit that was received from certain institutional investors, the Applicant has no material creditors (as that term is defined in the Companies Regulations (Approval of a Distribution), 5761-2001 (hereinafter: “the Distribution Regulations”)) except for the Israel Discount Bank Trust Company Ltd., that acts as trustee for the Series A and B Bonds that were issued by the Company to institutional investors in Israel in 2003, and whose outstanding par value balance of the principal currently stands at NIS 207.5 million (hereinafter: “the Trustee” and “the Bonds”).

The Applicant has no secured creditors (as that term is defined in the Distribution Regulations).

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9.2	Financial data and reasons of the Board of Directors

The Company’s Board of Directors examined the Company’s audited financial statements as of December 31, 2009, its existing and expected liabilities, as well as its existing and expected income, and the consequences of the Transaction. The Applicant’s Board further examined the Applicant’s ability to meet its commitments and an economic opinion that was prepared for the Company by Ernst & Young (Israel) Ltd., (hereinafter: “the Opinion”), that sets out the Company’s debts and liabilities, financial soundness and an analysis of the Company’s repayment ability taking into account the presented and expected cashflow of the Company, while addressing the Company’s condition and its financial statements mentioned above. The conclusion reached by the Opinion is that having regard to the present and expected cashflow and the Company’s financial soundness, from the standpoint of the balance sheet, the Distribution will not deprive the Company of the ability to meet its existing and expected commitments, when they fall due. The Opinion is attached to the Application as Appendix “A”.

On the basis of the foregoing, the Applicant believes that it meets the repayment ability test for purposes of implementing the Distribution and the reduction of capital, inter alia, in reliance on the following findings:

9.2.1
The dividend distribution will not be made out of retained earnings, but out of the Company’s capital. Following completion of the Transaction, the Company’s equity capital is expected to significantly increase and exceed the amount that is designated for the Distribution, so that the Applicant will have a high equity capital, which, as of the date of the completion of the Transaction and the allotment of the shares, and before the making of the Distribution, is expected to total some NIS 2,283.9 million. As stated, the add-on to the equity capital results from the fact that in consequence of the completion of the Transaction, the Company will become the owner of some 80% of the issued share capital of Dor Alon (not including treasury shares that are held by Dor Alon). Following the implementation of the Distribution, the Company’s equity capital is expected to be higher than its equity capital prior to the making of the Transaction and the Distribution.

9.2.2
The Company expects that it will fulfil the repayment ability test on the basis of its presented and expected cashflow and its financial strength, as expressed in its financial statements. In particular, the volume of cash (including cash inherent in credit cards in the framework of customers receivables), the tradable securities and all the remaining current assets and the pace of the generation of cash that typifies the Applicant’s cash performance, as expressed in the financial statements, also indicates that there is no concern that the Applicant will encounter - on account of the Distribution - liquidity difficulties that will deprive it of the ability to meet its existing and expected liabilities, when they fall due.

9.2.3
The Company and Mega Retail Ltd., (a wholly-owned subsidiary) have liquid cash assets (cash and cash equivalents and managed securities portfolios) in a high financial volume amounting to some NIS 470 million, as of December 31, 2009. From such date until  the date of the filing of the Application, no material change has occurred in that figure.

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9.2.4
The Company’s financial liabilities consist of Bonds and tradable securities in the sum of approximately NIS 280 million (as of December 31, 2009) that were issued by it. Most financing activity in the Applicant’s group is made by subsidiaries of the group, and the securities, the liens and guarantees that have been given, are in the main, at the level of the subsidiaries only.

9.2.5
Pursuant to the financial statements that are imputed only to the Company as a parent company (without consolidation) and pursuant to the proforma statements, the Company has a current ratio larger than one between the current assets and the current liabilities, which indicates the Company’s ability to meet its commitments in the ordinary course of its business. Should the Company be in need of cash in order to meet its commitments, it will be able to partially realize one of its holdings and meet without difficulty the repayment ability test even after the making of the distribution. In addition, the Company expects that it will repay its financial liabilities by drawing cash from the subsidiaries in the group.

9.2.6
As stated in the Opinion, an analysis of the financial ratios of the retail and fuel activity after the implementation of the Distribution indicates that the activity mentioned falls within the sample range of companies in the sector amongst international companies and that after reducing the capital, the financial soundness and repayment ability ratios of the activity will not be materially different to those of competing companies in the retail sector in the local market (Shufersal).

9.2.7
From the standpoint of the expected cashflow of the retail and fuel activity in the Group, and assuming the retention of a fixed debt level it appears that the financial balance sheet strength of the Group is not expected to be adversely affected and the Group is expected to be able to service the debt after the making of the Distribution. Similarly, a sensitivity analysis that was made in the Opinion shows that even if in the future, the Group will find it difficult to recycle its debts in full, the Company’s free cashflow after financing activities is expected to be positive and the Group is not expected to have any difficulty in servicing its debts.

9.2.8
As noted in the Opinion, it must be taken into account that due to current accounting policy, the equity capital data do not include a revaluation of the real estate that is owned by a consolidated subsidiary of the Applicant (Blue Square Real Estate), that is measured according to historic cost, and were it presented at fair value, would lead to an increase in the equity capital in a further amount of some NIS 450 million (including an increase in the rights that do not confer control, in the sum of NIS 97 million).

9.2.9
The Company has no secured creditors nor does it have any material creditors, except for the Trustee who also would not be a material creditor according to the Distribution Regulations, if the Application were being filed after the completion of the Transaction (as stated, the Distribution is subject to the completion of the Transaction).

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9.2.10
The Applicant has received a legal opinion indicating that according to the law in the United States, subject as provided above in the Application and subject to the receipt of the Honorable Court’s approval to the Application, there is nothing to prevent the making of the Distribution. Such opinion is attached to the Application as Appendix “B”.

9.2.11
Note that in addition to everything stated above, the Company has a number of additional potential safety nets: (a) a reduction in the operating cost of the Company is expected as a result of the synergy inherent in the merger; (b) a dividend at the rate of 25% of the annual profit of Blue Square Real Estate, as well as the distribution of dividends as a result of and to the extent of a realization of assets in Blue Square Real Estate, will be added to the cashflow; (c) a possible realization of holdings in Blue Square Real Estate and/or in Dor Alon (subject to the tax restrictions resulting from the Transaction); (d) immediate alternative sources of finance that result from the credit card balances that may be charged or discounted.

9.3
In light of all the reasons that have been set out above and since no reasonable concern exists that following the Distribution that is being sought the Applicant will not meet the repayment ability test, the Company, as a public company, whose securities are traded on the TASE and the NYSE, requests that its shareholders be enabled to exercise their right and receive the fruits of their investment, by means of receiving the dividend.

10.	Approval of the Distribution by the Applicant’s organs

The Company’s Audit Committee and the Board of Directors of the Applicant decided at their respective meetings of May 17, 2010, inter alia, to approve the Company’s entering into the Transaction and also to turn to file the application to the Court under the Application and to approve the making of the Distribution therein mentioned, subject to receiving the Honorable Court’s approval to the Application and subject to the completion of the Transaction. Note that completion of the Transaction as well as the making of the Distribution requested require also as stated, the approval of the shareholders meeting of the Company that has been convened by the Company.

(signed)
Dror Moran

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Lawyer’s Certification

I, the undersigned, Liat Salem, Advocate hereby declare that on 30th day of May, 2010 there appeared before me at 2 Haamal Street, Rosh Haayin, Mr. Dror Moran who is personally known to me, and after warning him that he must tell the truth and that he would be liable to the penalties prescribed by law if he failed to do so, he declared the truth of the above affidavit and signed the same in my presence.

(signed)
Liat Salem, Advocate
Licence no. 42135
2 Haamal Street, Rosh Haayin 48092

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